Exhibit 99.1

INFORMATION STATEMENT

[SunGard Data Systems Inc. Letterhead]

            , 2005

Dear SunGard Data Systems Inc. Stockholder:

In October 2004, we announced a plan to spin off our availability services business into a separate publicly traded company. We will continue to operate our software and processing business — which includes both our investment support systems business and our higher education and public sector systems business. Before the spin-off is completed, the spun-off company, SunGard Availability Inc., will change its name to “SunGard Inc.,” and our company, SunGard Data Systems Inc., will change its name to             .

We expect to complete the spin-off on March 31, 2005. The spin-off will be accomplished through a pro rata dividend of the common stock of SunGard Availability to the stockholders of SunGard Data Systems. As a result, you will own shares in both companies.

At the time of the spin-off, you will receive              shares of SunGard Availability common stock for each share of SunGard Data Systems common stock that you hold at 5:00 p.m., New York City time, on             , 2005. You will not need to take any action to receive SunGard Availability shares, nor will you be required to pay anything for the new shares or surrender any of your SunGard Data Systems shares. If you are a United States taxpayer, your receipt of SunGard Availability shares in the spin-off is intended to be tax-free for United States federal income tax purposes, except for the receipt of cash in lieu of fractional shares, and we have applied to the Internal Revenue Service for a private letter ruling to that effect. You should, of course, consult your own tax advisor as to the particular tax consequences of the spin-off to you including potential tax consequences under state, local and non-U.S. tax laws.

Our board of directors has determined that a strategic separation of our two businesses is in the best interests of our stockholders. Our software and processing business and our availability services business have operated quite independently from each other, with separate sales forces, different types of customers, distinct strategies and limited operating overlap. We anticipate that, by separating the businesses, each will be able to better focus on its distinct type of business and better pursue its own growth opportunities. Additionally, we also believe that the separation of the two businesses will simplify the profile of each company, allowing investors to more easily evaluate each.

Shares of SunGard Availability common stock are expected to trade on the New York Stock Exchange or the Nasdaq National Market. Shares of SunGard Data Systems will either continue to be listed on the New York Stock Exchange or will be listed on the Nasdaq National Market when the spin-off is completed. In either case, we expect our trading symbol to change.

Enclosed please find an information statement that describes the spin-off and the business of SunGard Availability. We encourage you to read this information carefully. Please note that stockholder approval is not required for the spin-off, so we are not asking you for a proxy.

If you have any questions regarding the spin-off, please contact our investor relations department by calling 484-582-5505 or sending a letter to: Investor Relations, SunGard Data Systems Inc., 680 East Swedesford Road, Wayne, PA 19087.

Sincerely,

Cristóbal Conde President and Chief Executive Officer SunGard Data Systems Inc.

[SunGard Availability Inc. Letterhead]

             , 2005

Dear Future SunGard Availability Inc. Stockholder:

It is my pleasure to welcome you as a stockholder of SunGard Availability Inc. (to be renamed “SunGard Inc.” prior to the spin-off) and introduce you to our company. We pioneered the disaster recovery business twenty-five years ago and have become an industry leader in information availability. We help enterprises build and maintain uninterrupted access to critical systems, data and people that run their businesses by providing a complete range of availability services, from “always on” production services to “always ready” standby services, all in a cost-effective manner.

As you know, the board of directors of our parent company, SunGard Data Systems Inc., has approved a plan to spin off SunGard Availability into a separate public company. We expect that the spin-off will be completed on March 31, 2005.

With our experienced management team, established brand, and solid track record, we believe that we will begin our future as an independent public company from a position of considerable strength. This spin-off should enable us to operate our business with even greater focus and agility, and manage our resources to better serve our customers. Additionally, we should be better able to pursue acquisitions and strategic alliances that will enhance our business. We also believe that, as an independent public company, we will be better able to capitalize on our position as an industry leader and on our consistent, long-term operating performance.

SunGard Availability has distinguished itself as a premier provider of availability solutions through continued investment in infrastructure, service excellence, focused leadership and flexibility in meeting the evolving requirements of our customers. As a SunGard Availability Inc. stockholder, you can share in our progress as we strive to continue strengthening and growing our business. I invite you to learn more about SunGard Availability and our opportunity as a soon-to-be independent public company by reading the attached information statement.

Sincerely,

James C. Simmons President and Chief Executive Officer
SunGard Availability Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Preliminary and Subject to Completion, dated December 30, 2004

INFORMATION STATEMENT

SUNGARD AVAILABILITY INC.

DISTRIBUTION OF APPROXIMATELY          SHARES OF COMMON STOCK

We are furnishing this information statement to the stockholders of SunGard Data Systems Inc., or SDS, in connection with SDS’ distribution to holders of its common stock of all outstanding shares of common stock of SunGard Availability Inc., which is referred to herein as “SunGard Availability.” At this time, SunGard Availability is a wholly owned subsidiary of SDS. After the spin-off is completed, SunGard Availability will be a separate company and will own and operate the availability services business currently owned and operated by SDS. SDS will continue to own and operate its software and processing business, which includes both its investment support systems business and its higher education and public sector systems business. Before the completion of the spin-off, SunGard Availability expects to change its name to “SunGard Inc.” SDS expects to change its name to                         .

If you are a holder of record of SDS common stock at 5:00 p.m., New York City time, on             , 2005, which will be the record date for the distribution, you will be entitled to receive      shares of our common stock for each share of SDS common stock that you hold on the record date. Immediately after the distribution is completed on the distribution date, we will be an independent public company. We expect the distribution to occur on March 31, 2005.

We expect that, at the time of the distribution, each share of our common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Description of Capital Stock — Antitakeover Provisions — Share Purchase Rights Plan.” Where appropriate, references in this information statement to our common stock include the associated preferred share purchase rights.

No stockholder vote is required for the spin-off to occur. No stockholder action is necessary for you to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

•	you do not need to pay any consideration to SunGard Availability or to SDS; and

•	you do not need to surrender or exchange any shares of SDS common stock to receive your shares of our common stock.

Currently, there is no public trading market for our common stock, although we expect that a “when-issued” trading market will develop on or shortly before the record date for the distribution. We expect to apply to have our common stock traded on the New York Stock Exchange or the Nasdaq National Market.

As you review this information statement, you should carefully consider the matters described in “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

If you have inquiries related to the distribution, you should contact SDS’ transfer agent, Wells Fargo Bank, N.A., at 161 N. Concord Exchange Street, St. Paul, MN 55075-1139, 800-468-9716.

The date of this information statement is             , 2005.

EXPLANATORY NOTE

This information statement is being furnished to you by SunGard Availability solely to provide you with information regarding both the spin-off and our company. It is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of SunGard Availability or SDS.

You should rely only on the information contained in this information statement. We have not authorized any other person to provide you with information different from that contained in this information statement. The information contained in this information statement is believed by us to be accurate as of its date. Therefore, you should assume that the information contained in this information statement is accurate only as of the date on the front cover of this information statement or other date stated in this information statement, regardless of the time of delivery of this information statement. Our business, financial condition, results of operations and prospects may have changed since that date, and neither we nor SDS will update the information except in the normal course of our respective public disclosure obligations and practices or as specifically indicated in this information statement.

All references to “SunGard Availability Inc.,” “SunGard Availability,” “we,” “our,” “us” or “our company” and similar terms in this information statement refer to SunGard Availability Inc., together with its subsidiaries, the newly spun-off entity. All references to “SunGard Data Systems Inc.” or “SDS” in this information statement refer to SunGard Data Systems Inc., together with its subsidiaries.

SUNGARD and the SunGard logo are trademarks or registered trademarks of SDS or its subsidiaries in the United States and other countries and are expected to be transferred to our company prior to the spin-off.

SUMMARY

This summary highlights information relating to our company and the common stock being distributed in the spin-off. More detailed discussions of this information are contained in this information statement. You should read the entire information statement carefully, including the “Risk Factors” section and our combined historical and pro forma financial statements and the notes to those statements appearing elsewhere in this information statement.

Our Company

We are a global leader in information availability services. We help our customers maintain uninterrupted access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their information technology, or IT, reliable and secure. We pioneered commercial disaster recovery in the late 1970s and over the past 25 years have consistently expanded our business to incorporate new technologies and meet evolving customer demands. We believe that our dedicated focus on information availability, together with our experience, vendor neutrality and diverse service offerings, uniquely position us to meet customer needs in an environment where business functions are critically dependent on availability of information.

Because data and business applications can vary significantly in importance, there is a need for a broad range of information availability services. We offer a continuum of availability services from “always on” production services to “always ready” standby solutions. Availability services currently account for over 90% of our revenue. We also provide professional services to help our customers design, implement and maintain information availability solutions. We serve more than 10,000 customers, primarily in North America and Europe, using our extensive infrastructure that includes more than 3,000,000 square feet of hardened, secure facilities at over 60 locations in more than ten countries, and a global network of approximately 25,000 miles.

Our business has been operated as part of SunGard Data Systems Inc., or SDS, a publicly traded corporation. SDS will change its name to                      at the time of or before the completion of the spin-off. For a discussion of various intercompany arrangements and agreements with SDS, please refer to the section “Certain Relationships and Related Transactions” appearing in this information statement.

Our Strategy

We are focused on expanding our position as the leading independent provider of availability services to a broad range of information-dependent enterprises. We will continue to grow our business by refining our ability to deliver better availability solutions at a lower cost than organizations could otherwise achieve on their own. Our target clientele for these solutions includes our current customer base as well as new prospects that we will continue to actively pursue. Our approach includes:

•	exploiting our full range of availability services,

•	capitalizing on our focus, scale and infrastructure,

•	optimizing our direct sales capability, and

•	growing through acquisitions.

Principal Executive Offices

Our principal executive offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087, and our telephone number is 484-582-2000.

The Spin-Off

The following is a brief summary of the terms of the spin-off.

Distributing Company	SunGard Data Systems Inc., or SDS, which will change its name to before the spin-off is completed. After the spin-off, SDS will not own any shares of our common stock.

Spun-Off Company	SunGard Availability Inc., or SunGard Availability, which will change its name to SunGard Inc. before the spin-off is completed. Currently, SunGard Availability is a subsidiary of SDS. After the spin-off, SunGard Availability will be an independent public company.

Securities to Be Distributed

         shares of our common stock will be distributed, which will be all of the shares of SunGard Availability common stock owned by SDS and will constitute all of our common stock outstanding immediately before the distribution.

We expect that, at the time of the distribution, each share of our common stock will have attached to it one preferred share purchase right.

Distribution Ratio	shares of our common stock for each share of SDS common stock that you hold on the record date.

Fractional Shares	We will not distribute fractional shares of our common stock in the distribution. Rather, as soon as practicable after the distribution, the distribution agent will aggregate all fractional shares into whole shares and then sell the whole shares in the open market at prevailing market prices. The distribution agent, in its sole discretion, without influence from SDS or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer selected by the distribution agent will not be an affiliate of SDS or us. Following the sale, the distribution agent will distribute a pro rata portion of the aggregate net cash proceeds to you if you otherwise would have received fractional shares of our common stock. These sale proceeds generally will be taxable to you.

Distribution Agent	Wells Fargo Bank, N.A.

Record Date	5:00 p.m., New York City time, on , 2005.

Distribution Date	March 31, 2005. The distribution is expected to be effective at 5:00 p.m., New York City time, on the distribution date.

New York Stock Exchange or Nasdaq National Market Symbol	We intend to file an application to have our common stock traded on the New York Stock Exchange or the Nasdaq National Market.

Trading Market	No public market for our common stock currently exists. On or about the record date, we anticipate that shares of our common stock will begin trading on a “when-issued” basis. When-issued trading refers to a transaction made subject to later issuance and delivery of the shares, because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading of our common stock will end, and “regular-way” trading will begin.

United States Federal Income Tax Consequences	SDS has applied to the Internal Revenue Service, or IRS, for a private letter ruling to the effect that for U.S. taxpayers the distribution will qualify as a transaction that is generally tax-free to SDS and its stockholders under Section 355 of the Internal Revenue Code. See “The Spin-Off — Material United States Federal Income Tax Consequences of the Distribution.”

Relationship between SunGard Availability and SDS

Before the distribution, we will enter into a separation and distribution agreement and several ancillary agreements with SDS to establish the terms and conditions upon which SDS will contribute its availability services business to us and subsequently distribute all shares of our common stock to its stockholders.

After the distribution, these agreements also will govern the relationship between SDS and us, as two independent public companies, including:

•      the allocation of employee benefits, tax and other liabilities and obligations;

•      the services to be provided by us to SDS and by SDS to us during a transition period after the distribution;

•      our indemnification of SDS against liabilities arising out of the availability services business and SDS’ indemnification of us against liabilities arising out of SDS’ retained software and processing business; and

•      the provision of availability services by us to SDS pursuant to a master services agreement.

Certain Restrictions	In general, under the tax-sharing and indemnification agreement to be entered into between SDS and us, we may not take any action that would jeopardize the favorable tax treatment of the distribution and, except in certain specified transactions, we may not during a period of two years following the distribution sell, issue or redeem our equity securities or sell or dispose of a substantial portion of our assets or liquidate, merge or consolidate with any other person unless we obtain the written approval of SDS or we provide SDS with an IRS ruling or an unqualified opinion of tax counsel acceptable to SDS, to the effect that such a sale, issue, redemption or other identified transaction during this two-year period will not affect the tax-free nature of the distribution.

Book-Entry Shareholding

On or shortly after the distribution date:

•      holders of record of          or more shares of SDS common stock on the record date will have credited to a book-entry account established for them by and maintained at Wells Fargo Bank, N.A. (the distribution agent) their proportionate number of shares of SunGard Availability common stock;

•      holders of record of fewer than          shares of SDS common stock on the record date, which would entitle them to receive less than one whole share of SunGard Availability common stock, will receive a check for the cash value of any such fractional shares; and

•      beneficial owners of SDS common stock on the record date should have credited to their brokerage, custodian or similar account through which they own their SDS stock their proportionate number of shares of SunGard Availability common stock or cash in lieu of a fractional share of SunGard Availability common stock.

Termination of the Spin-Off	SDS has reserved the right to terminate its distribution of shares of our common stock at any time before the distribution date. See “Arrangements Between SDS and SunGard Availability — Separation and Distribution Agreement.”

Risk Factors	The distribution and ownership of our common stock involves various risks. You should carefully consider the matters discussed under “Risk Factors.”

Summary Historical and Pro Forma Financial Information

The following table sets forth summary historical financial information and has been derived from the audited combined financial statements as of and for the years ended December 31, 2003, 2002 and 2001, and the unaudited combined financial statements as of and for the nine months ended September 30, 2004 and September 30, 2003. The summary pro forma financial information presented has been derived from the unaudited pro forma financial statements for the year ended December 31, 2003 and the unaudited pro forma financial statements as of and for the nine months ended September 30, 2004 appearing elsewhere in this information statement. The summary financial information may not be indicative of our future performance as an independent company. It should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Statements” and related notes, and the combined financial statements and related notes included elsewhere in this information statement.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the Unaudited Pro Forma Financial Statements included elsewhere in this information statement for a discussion of how these adjustments are presented in the pro forma financial statements.

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(in thousands)
Income Statement Data
Revenue	$1,136,138	$1,008,963	$482,922	$375,571	$325,379	$866,318	$841,143
Income from operations	314,382	215,270	119,293	102,760	81,585	250,990	217,169
Net income	161,005	104,199	60,107	60,471	47,194	136,565	110,878

Balance Sheet Data
Total assets	$1,739,213	$1,792,789	$1,549,390	$282,708	$277,615	$1,706,711	$1,700,151
Total notes to affiliated company	522,927	790,150	610,653	40,676	40,676	522,442	741,570
Invested equity	712,936	487,945	616,993	162,451	125,956	726,327	469,850

Pro Forma Income Statement Data
Revenue	$1,136,138					$866,318
Income from operations	314,382					250,990
Net income	176,208					141,207

Pro Forma Balance Sheet Data
Total assets						$1,913,576
Notes payable						250,000
Invested equity						1,205,634

RISK FACTORS

You should carefully consider the risks described below and all the other information contained in this information statement in evaluating our company and common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business and operations. This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this information statement.

Risks Related to Our Spin-Off from SDS

When we operate as a stand-alone company after the spin-off, our results may be substantially different from those indicated by our historical and pro forma financial statements.

The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future, for the following reasons:

•	While we operated with a substantial amount of autonomy within SDS during the historical periods presented, we did not operate as a stand-alone company, and our historical financial statements reflect allocations for services provided to us by SDS. These allocations will differ from the costs we will incur for these services as an independent company.

•	We have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our spin-off from SDS. These changes include potentially increased costs associated with reduced economies of scale and less purchasing power.

•	Our historical effective tax rate may not be indicative of our future effective tax rate due to changes in the mix of our earnings in the various states and countries where we operate.

•	Our historical financial information reflects estimated costs associated with being a publicly traded, independent company and actual costs could differ.

Therefore, our historical financial statements may not be indicative of our future performance as an independent company.

We have no history operating as an independent company upon which you can evaluate us.

We do not have an operating history as a stand-alone entity. Historically, our availability services business was operated by SDS as a part of its broader corporate organization, rather than as a stand-alone company. Following the spin-off, as an independent company, our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the capital resources and cash flows of those business lines remaining with SDS. In addition, SDS has historically performed or assisted in the performance of many corporate functions for us, including:

•	acquisition support,

•	corporate compliance,

•	certain public company accounting and financial reporting functions,

•	employee compensation and benefits administration,

•	insurance administration,

•	internal audit,

•	investor relations,

•	legal,

•	tax, and

•	treasury administration.

Following the spin-off, SDS will have no obligation to perform these functions for us, except to the extent that SDS will be obligated to provide transition services pursuant to our transition services agreement with SDS, as described in “Arrangements Between SDS and SunGard Availability.” If we do not have in place our own systems and business functions, or if we do not have agreements with other providers of these services once our transition services agreement with SDS expires, we may not be able to operate our business effectively and our profitability may decline. In addition, if SDS does not perform the transition services it has agreed to provide us at the same level as when we were part of SDS, these services may not be sufficient to meet our needs and we may not be able to operate our business effectively after the spin-off. We are in the process of creating our own, or engaging third parties to provide, corporate functions to replace many of the corporate functions SDS currently provides us. We may not be successful in fully implementing these corporate functions or in transitioning data from SDS’ systems to ours. In addition, we may incur costs for these functions that are higher than the amounts reflected in our historical financial statements.

Covenants under our credit facility may limit our ability to withstand a future downturn in our business or to engage in activities that could otherwise benefit our company.

In connection with our spin-off from SDS, we expect to enter into a credit facility, the expected material terms of which are described under “Description of Certain Indebtedness.” Under this credit facility, we expect to become subject to various debt covenants that may limit our ability to engage in activities that could otherwise benefit our company, including restrictions on our ability to:

•	incur additional indebtedness;

•	create liens;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets;

•	declare or pay dividends or other distributions to stockholders; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These restrictions could limit our ability to make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. In addition, as a stand-alone company our ability to borrow funds may be more limited and costly than it was when our business was operated by SDS as a part of its broader corporate organization, and the covenants in our credit facility could further limit our ability to obtain future financing. We expect that our credit facility will also require us to maintain specific leverage and interest coverage ratios. Our ability to comply with these provisions will be dependent on our future performance, which will be subject to many factors, some of which are beyond our control. A failure to comply with the covenants in our credit facility could result in a default, which could permit the lenders thereunder to accelerate any indebtedness outstanding under the facility.

Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions to comply with United States federal income tax requirements for a tax-free spin-off.

We have applied for a private letter ruling from the Internal Revenue Service to the effect that subject to certain assumptions and representations the distribution of our common stock will qualify as a transaction that is generally tax free under Sections 355 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. Current U.S. tax law that applies to spin-offs generally creates a presumption that the distribution would be taxable to SDS but not to its stockholders if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Temporary United States Treasury regulations currently in effect generally provide that whether an acquisition transaction and a spin-off transaction are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the temporary regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan.

There are other restrictions imposed on us under current U.S. tax laws for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as continuing to own and manage our availability services business and limitations on sales or redemptions of our common stock for cash or other property following the distribution, except in connection with certain stock-for-stock acquisitions and other permitted transactions. If these restrictions are not followed, the distribution could be taxable to you and SDS.

We will enter into a tax-sharing and indemnification agreement with SDS under which we will allocate between SDS and ourselves responsibility for federal, state, local and foreign income and other taxes relating to taxable periods before and after the distribution and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the tax-sharing and indemnification agreement, we also will represent that certain materials relating to us submitted to the IRS in connection with the ruling request are complete and accurate in all material respects, and we will agree that, among other things, we may not (1) take any action that would cause such materials (or representations included therein) to be untrue or the spin-off to lose its tax-free status under Code section 355 and (2) during the two-year period following the spin-off, except in certain specified transactions, sell, issue or redeem our equity securities (or those of certain of our subsidiaries) or liquidate, merge or consolidate with another person or sell or dispose of a substantial portion of our assets (or those of certain of our subsidiaries). During that two-year period, we may take certain actions prohibited by these covenants if we obtain the written approval of SDS or we provide SDS with an IRS ruling or an unqualified opinion of tax counsel, acceptable to SDS, to the effect that these actions will not affect the tax-free nature of the spin-off. During the two-year period, these restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets or enter into business combination transactions.

We are agreeing to indemnify SDS for taxes and related losses resulting from actions we take that cause the spin-off to fail to qualify as a tax-free transaction.

Pursuant to our tax-sharing and indemnification agreement with SDS, we will agree to indemnify SDS for any taxes and related losses resulting from (1) any breach of the covenants described above, (2) certain acquisitions of our equity securities or assets or those of certain of our subsidiaries, and (3) any breach by us or any member of our group of certain of our representations in the documents submitted to the IRS and the separation documents between SDS and us. The amount of SDS’ taxes for which we are agreeing to indemnify SDS will be based on the excess of the aggregate fair market value of our stock over SDS’ tax basis in our stock at the time of the spin-off. In addition, if the spin-off fails to qualify as a tax-free transaction for reasons other than those specified in the spin-off tax indemnification provisions, liability for any resulting taxes will be apportioned between SDS and us based on actions or inactions taken by SDS or us that contributed to such failure and, if neither SDS nor we contributed to such failure, liability for taxes will be apportioned based on average market capitalizations. The amount of any future indemnification payments could be substantial and could exceed our net equity value at that time.

If the spin-off does not qualify as a tax-free distribution at the stockholder level, you will be taxed on your receipt of our stock.

The IRS could determine the spin-off to be taxable even if we receive a private letter ruling. In addition, certain future events that may or may not be within the control of SDS or our company, including certain extraordinary purchases of SDS common stock or our common stock, could cause the distribution not to qualify as tax-free. If the spin-off does not qualify as a tax-free distribution at the stockholder level, you will be taxed on the full value of our shares that you receive (without reduction for any portion of your basis in your SDS shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of your pro rata share of SDS’ current and accumulated earnings and profits (including SDS’ taxable gain on the spin-off).

We may be required to satisfy certain indemnification obligations to SDS or may not be able to collect on indemnification rights from SDS.

Under the terms of the separation and distribution agreement, we and SDS each have agreed to indemnify each other from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities if called upon to do so will depend upon the future financial strength of each of our companies. We cannot determine whether we will have to indemnify SDS for any substantial obligations after the distribution. We also cannot assure you that, if SDS has to indemnify us for any substantial obligations, SDS will have the ability to satisfy those obligations.

Concerns about our prospects as a stand-alone company could affect our ability to attract and retain customers and employees.

Our customers and employees may have concerns about our prospects as a stand-alone company, including our ability to maintain our independence after the spin-off. If we are not successful in assuring our customers and employees of our prospects as an independent company, our customers may choose other providers when their contracts with us expire, or otherwise allow for termination, and our employees may seek other employment, which could materially adversely affect our business.

Risks Related to Our Business

The trend toward “always on” production services will likely lower our margins and create pressure on our internal revenue growth.

There is an increasing preference for “always on” production services instead of “always ready” standby services. The primary reason for this trend is that production services, although more costly, provide greater control and quicker responses to business interruptions. Production solutions can be provided by commercial vendors such as us or by our customers in-house. Our production services allow customers to take advantage of our business-continuity expertise and resource-management capabilities. When an existing customer moves from one of our standby solutions to one of our production solutions, there is generally an increase in our revenue from that customer, but usually at a lower margin. Other customers, especially among the very largest having significant information technology resources, often prefer to develop and maintain their own production solutions, which can result in a loss of revenue from those customers. Technological advances in recent years have significantly reduced the cost yet not the complexity of developing internal production solutions, and a significant shift toward internal solutions could adversely affect our growth prospects and future revenues. Although we cannot predict whether we will have a net gain or net loss of customers as a result of the general trend toward production solutions, we expect that overall this trend will continue to create pressure on our internal revenue growth rate and serve to reduce our operating margin.

Rapid changes in technology and our customers’ businesses could adversely affect our business and financial results.

Changes in technology and in our customers’ businesses can occur rapidly and at unpredictable intervals. We may find it difficult or costly to update our services to keep pace with:

•	advancements in hardware, software and telecommunications technology; and

•	business, regulatory and other developments in the various industries in which our customers operate.

Some technological changes in particular, such as advancements that have facilitated the ability of our customers to develop their own production and standby solutions, may render some of our services less valuable or obsolete. If we do not successfully adapt to technological and business changes, or if we do not successfully develop new services needed by our customers to keep pace with these changes, our business and financial results could suffer. In addition, because of ongoing, rapid technological changes, the useful lives of some technology assets have become shorter and customers are therefore replacing these assets more often. As a result, our customers are increasingly expressing a preference for contracts with shorter terms, which could make our revenue less predictable in the future.

Three of our facilities are particularly important to our operations, and a major disruption at one or more of those facilities could impair our ability to provide services to our customers and adversely affect our business and financial results.

Although we have facilities at over 60 locations in more than ten countries, our three largest facilities are particularly important to our ability to provide our availability services. We have contingency plans in place to protect against both human and natural threats at these facilities, but it is impossible to anticipate fully and protect against all potential catastrophes. A catastrophic event at one or more of these three facilities, whether due to a major system failure, significant power or communication outage, security breach, computer virus, criminal act, terrorist attack, fire, flood or natural disaster, could result in service interruptions and data losses for our customers, which could have a material adverse effect on our business and financial results. Although we believe we currently have adequate insurance coverage for these facilities, we may not be able to maintain adequate coverage at a reasonable cost in the future.

Our business depends on the state of the economy, and a slowdown or downturn in general economic conditions could adversely affect our business and results of operations.

When there is a slowdown or downturn in the economy, our business and financial results may suffer for a number of reasons. Customers may react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. In addition, customers may delay or cancel information-technology projects, or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess data-center capacity may choose to develop and use their own in-house solutions rather than obtain solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers to lower cost solutions. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results. Because we provide services under multiyear contracts, there is a lag in time between changes in the level of technology spending and changes in our internal revenue growth.

Our acquisition program is an important element of our growth strategy, and if we are unable to identify suitable acquisition candidates our growth could be slowed and our financial results may be adversely affected.

Our growth has depended in part on our ability to identify and acquire similar or complementary businesses on favorable terms. In the last three years, virtually all of our growth was from acquired businesses. We expect to continue to seek acquisition opportunities, particularly with respect to complementary businesses that allow us to expand our service offerings.

Our strategy to grow partly through acquisitions is subject to a number of risks that could adversely affect our business and financial results, including the following:

•	an inability to find suitable businesses to acquire at affordable purchase prices or on other acceptable terms;

•	competition for acquisitions;

•	having to borrow money from a bank or sell equity or debt securities to the public to finance future acquisitions; and

•	finding it more difficult or costly to complete acquisitions due to changes in accounting, tax, securities or other regulations.

In addition, as a result of the spin-off, there will be restrictions on our ability to engage in acquisitions and other strategic transactions for some time, and our credit facility may limit our ability to borrow for acquisitions as discussed above under “Risks Related to Our Spin-off from SDS — Covenants” and may limit our ability to withstand a future downturn in our business or to engage in activities that could otherwise benefit our company.” We cannot assure you that we will continue to identify and acquire suitable acquisition candidates in pursuit of our growth strategy.

If we are unable to successfully integrate and manage acquired businesses, or if acquired businesses perform poorly, our business and financial results may suffer.

Our acquisition program is an important element of our growth strategy. It is possible that the businesses we have acquired and businesses that we may acquire in the future will prove to be more difficult to integrate and manage than expected or perform worse than expected. If that happens, there may be a material adverse effect on our business and financial results for a number of reasons, including the following:

•	having to devote unanticipated financial and management resources to acquired businesses;

•	not being able to realize expected operating efficiencies from our acquisitions; and

•	having to write off goodwill or other intangible assets.

We cannot assure you that we will be successful in managing and integrating acquired businesses or that those businesses will perform as expected.

We are subject to the risks of doing business internationally.

During 2003, approximately 24% of our revenue was generated outside the United States. Approximately 75% of this revenue was from customers located in the United Kingdom. Because we sell our services outside the United States, our business is subject to risks associated with doing business internationally. Accordingly, our business and financial results could be adversely affected due to a variety of factors, including:

•	changes in a specific country’s or region’s political climate or economic condition;

•	unexpected changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	trade-protection measures and import or export licensing requirements;

•	potentially adverse tax consequences; and

•	significant adverse changes in foreign currency exchange rates.

If we are unable to retain or attract customers, our business and financial results will be adversely affected.

If we are unable to keep existing customers satisfied, sell additional services to existing customers or attract new customers, our business and financial results will suffer. A variety of factors could affect our ability to successfully retain and attract customers, including the level of demand for our services, the level of customer spending for information technology, the level of competition from internal customer solutions and from other vendors, the quality of our customer service, our ability to update our services and develop new services needed by customers, and our ability to integrate and manage acquired businesses. Our revenue, which has been largely recurring, comes from the sale of our services under fixed-term contracts. We do not have a unilateral right to extend these contracts when they expire. If customers cancel or refuse to renew their contracts, or if customers only partially renew their contracts, there could be a material adverse effect on our business and financial results.

If we fail to retain key employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in technical operations, sales and management, our business and financial results may suffer. For example, if we are unable to retain and attract a sufficient number of skilled technical personnel, our ability to provide high-quality customer service may be impaired. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. When talented employees leave, we may have difficulty replacing them and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

If we are unable to maintain our partner, distributor and reseller relationships, our business and financial results may be adversely affected.

While we sell predominantly through our direct sales force, we also sell our services through a variety of third-party partners, distributors and resellers. A significant loss of relationships with these third parties, or changes in the financial or business condition of these third parties, could have an adverse effect on our business and financial results.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

Our greatest source of competition is in-house dedicated solutions, which are production or standby solutions that customers or prospective customers develop and maintain internally instead of purchasing these solutions from a commercial vendor such as our company. If we are unable to provide availability services that are competitive with internally developed solutions, in terms of both performance and pricing, our business could suffer. Historically, our single largest commercial competitor has been IBM Corporation, which offers a wide range of availability services. In addition, we compete against more specialized vendors, including hardware manufacturers, data replication software companies, outsourcers, managed-hosting companies, information-technology services companies and telecommunications companies. Some of our competitors may have greater financial resources than we do or may have the ability to bundle availability services with hardware or other products and services so that the availability services appear to be provided for little or no additional cost to the customer. If we are unable to compete effectively against our competitors’ services and pricing, our profitability and results of operations could be adversely affected.

Risks Related to Ownership of Our Common Stock

Our common stock has no prior trading market, and it is not possible to predict how our stock will perform after the distribution.

There has been no prior trading market for our stock, and we cannot give you any assurance about the prices at which our common stock will trade. Until our common stock is fully distributed and an orderly market develops, the prices at which our stock trades may fluctuate significantly. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our business; and

•	general economic and industry conditions.

In addition, the stock market often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Almost all of our shares are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of approximately                      shares of our common stock based upon the shares of SDS common stock outstanding on December 15, 2004, assuming no exercise of options. All of these shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

The terms of our spin-off from SDS, antitakeover provisions of our certificate of incorporation, by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor.

The terms of our spin-off from SDS could delay or prevent a change of control that our stockholders may favor. Any acquisitions of our stock or any issuances of our stock that represent 50% or more of our stock in the aggregate, and, in each case, that were part of a plan that included the distribution of our common stock would cause the distribution to be a taxable transaction to SDS. Under the tax-sharing and indemnification agreement, we would be required to indemnify SDS for the resulting tax, and we would be required to meet various requirements, including obtaining the written approval of SDS, before engaging in specified transactions that involve the acquisition of our stock or the issuance of our stock or other equity securities. See “Arrangements Between SDS and SunGard Availability — Tax-Sharing and Indemnification Agreement.” These obligations might discourage, delay or prevent a change of control that our stockholders may consider favorable.

Provisions of our certificate of incorporation, by-laws and our rights agreement also may discourage, delay or prevent a merger or other change of control that our stockholders may consider favorable or may impede the ability of the holders of our common stock to change the composition of our board of directors. The provisions of our certificate of incorporation, among other things, will:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term. Because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it both may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may make it difficult to change the composition of the board of directors;

•	provide that directors may be removed by stockholders only for cause;

•	not provide for cumulative voting in the election of directors, which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	state that special meetings of our stockholders may be called only by our board of directors or the chair of the board of directors;

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of 80% of the outstanding shares;

•	allow only incumbent directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only within a permitted range by resolution of the board of directors.

The provisions of our by-laws, among other things, will establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, pursuant to our share purchase rights plan, our board of directors plans to declare a dividend of one preferred share purchase right for each share of common stock outstanding. Once declared, a right would also attach to each share of common stock subsequently issued. The rights will have certain antitakeover effects. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. See “Description of Capital Stock — Antitakeover Provisions — Share Purchase Rights Plan.”

Furthermore, because we are subject to Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, any person that acquires, or is affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes a 15% stockholder without having received the approval of our board of directors.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this information statement, including the sections entitled “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Forward-looking statements include the information concerning our expected future prospects as an independent company, the expected effects, timing and completion of the spin-off, our outlook for 2004 and our outlook for internal revenue growth in 2004 and 2005. Forward-looking statements include all statements that are not historical facts. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

•	the trend toward “always on” production services;

•	rapid technological and business changes;

•	catastrophic events at our major facilities;

•	the state of the economy;

•	our ability to identify suitable acquisition candidates and successfully complete, integrate and manage acquisitions;

•	risks relating to the foreign countries where we transact business;

•	the inability to retain or attract customers;

•	the failure to retain key employees;

•	an inability to maintain our partner, distributor and reseller relationships; and

•	our ability to compete successfully in our industry.

We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, including the risks identified under the heading “Risk Factors” in this information statement. There may also be other risks that we are unable to identify at this time.

We do not have any intention, nor do we assume any obligation to update any forward-looking statements after we distribute this information statement, even if new information becomes available in the future.

THE SPIN-OFF

Background

SunGard Data Systems Inc.’s original software and processing business and availability services business were started in the 1970s and were brought together in the leveraged buyout that created SDS in 1983. Since that time, SDS has grown both businesses to become a global leader in integrated software and processing, primarily for financial services and higher education, as well as a leading provider of availability services. In 2003, SDS’ software and processing business represented approximately 60% of SDS total revenue, and its availability services business represented approximately 40% of total revenue.

While both businesses have grown as part of SDS, they have remained substantially independent with separate sales forces, different types of customers, distinct marketing strategies and limited operating overlap. The diverging needs of each business have made it more difficult for SDS to take full advantage of the opportunities available to each business. Accordingly, at meetings of SDS’ board of directors on May 14, 2004, July 6, 2004, August 9, 2004 and October 1, 2004, the board explored, in consultation with its financial and legal advisers, strategic alternatives available for resolving the difficulties created by the diverging characteristics of the software and processing business and the availability services business. After careful consideration, on October 1, 2004, the board decided to pursue the separation of the two businesses through the spin-off.

Reasons for the Spin-Off

The decision of SDS’ board of directors to pursue the spin-off was based, primarily, on the following considerations:

•	to enable the management of each business to focus its full efforts and attention on its own business and to have increased strategic flexibility and decision-making power to pursue its own strategic objectives, coupled with increased accountability for its decisions;

•	to allow each business to provide more effective equity-based compensation arrangements to its key employees by providing incentives that are tailored to a single core business, and also to more closely align the interests of key employees with the interests of public investors;

•	to eliminate the systemic and other issues arising from the operation of the two businesses within a single corporate structure, including competing for access to limited capital resources and the attention of senior management;

•	to facilitate the ability of each business to pursue future acquisitions using stock and other equity-based consideration tied to a single core business;

•	to allow each business to enter into strategic alliances, joint ventures and similar transactions with third parties that may have concerns regarding competition or other conflicts with the other business; and

•	to offer a more focused investment opportunity in each business and thereby promote a more efficient equity valuation of each business as a stand-alone company.

The Spin-Off of SunGard Availability from SDS

Contribution of SDS’ Availability Services Business

We are currently a wholly owned subsidiary of SDS. We were incorporated on December 17, 2004 in preparation for our spin-off from SDS. On the terms and conditions to be set forth in the separation and distribution agreement between SDS and us, SDS will agree to contribute or otherwise transfer to us generally all of the assets, and we will have agreed to assume generally all of the liabilities, comprising the availability services business of SDS.

The information included in this information statement, including our combined financial statements, assumes the completion of the spin-off.

Incurrence of Debt

In connection with the spin-off of SunGard Availability from SDS, we expect that a portion of the existing notes payable to SDS will be replaced with bank debt and the remaining portion will be converted to capital. The capitalization of our business has not yet been finalized, but it is expected that the allocation of total SDS cash and debt to SDS and us will permit each company to have an investment-grade rating.

For purposes of preparing the pro forma financial information contained elsewhere in this information statement, we have assumed that the total SDS cash will be split approximately equally between SDS and us and that we will, through a dividend, repayment of intercompany debt or otherwise, pay to SDS sufficient cash to enable it to repay approximately half of its existing indebtedness. Please see “Unaudited Pro Forma Financial Information” and “Description of Certain Indebtedness.”

Description of the Spin-Off

On October 1, 2004, the board of directors of SDS approved proceeding with the spin-off of SunGard Availability from SDS. To effect the spin-off, on             , 2005, the SDS board of directors will declare a dividend to holders of record of SDS common stock at 5:00 p.m., New York City time, on             , 2005, the record date, of all the shares of our common stock that SDS will own on the date of the distribution of our common stock. These shares will represent 100% of our outstanding common stock immediately before the distribution. The distribution is expected to be effective at 5:00 p.m., New York City time, on March 31, 2005. After the distribution, holders of record on the record date will own SunGard Availability common stock as well as continue to own SDS common stock.

The Number of Shares You Will Receive

For each share of SDS common stock that you own on the record date, you will receive              shares of SunGard Availability common stock.

Please note that if you sell your shares of SDS Common Stock between the record date and the distribution date in the “regular-way” market, you will be selling your right to receive the dividend of shares of SunGard Availability common stock in the distribution. Please see “Listing and Trading of Our Common Stock” in the section below.

When and How You Will Receive the Dividend

You must be a stockholder of SDS on the record date or have acquired shares of SDS common stock in the “regular-way” market between the record date and the distribution date in order to participate in the distribution. No other action is necessary on your part in order to receive the shares of our common stock and associated preferred share purchase rights in the distribution. You do not need to pay any consideration to SDS or us, and you do not need to surrender or exchange any shares of SDS stock in order to receive your shares of our common stock in the distribution. The distribution will not affect the number of outstanding shares of SDS stock or the number of shares of SDS stock that you own. DO NOT SEND YOUR STOCK CERTIFICATES TO SDS, THE DISTRIBUTION AGENT OR US.

As part of the spin-off, we will adopt a book-entry share-transfer and registration system for our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. Therefore, SDS will pay the dividend on             , 2005 by releasing its shares of our common stock to be distributed in the spin-off to Wells Fargo Bank, N.A., the distribution agent.

If you own SDS common stock in registered form on the record date, instead of receiving physical share certificates our distribution agent will credit your shares of our common stock to book-entry accounts established to hold your SunGard Availability common stock and will send you a statement reflecting your ownership of our common stock. Any time after the distribution, you may request from the distribution agent, without charge by us or SDS:

•	a transfer of all or a portion of your SunGard Availability shares to a brokerage or other account; and/or

•	delivery of physical stock certificates representing your shares.

If you own SDS common stock through a broker or other nominee, your shares of our common stock will be credited to your account by the broker or other nominee.

The distribution agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will, as soon as is practicable on or after the distribution date, aggregate into whole shares the fractional shares of our common stock that otherwise would have been distributed and sell them in the open market at the prevailing market prices. The distribution agent, in its sole discretion, without any influence by SDS or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either SDS or us. Following the sale, the distribution agent will distribute the aggregate sale proceeds ratably to you, assuming you otherwise were entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market. We will be responsible for any payment of brokerage fees. We do not expect that the amount of these brokerage fees will be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally be taxable to you. Neither SDS, the distribution agent nor we guarantee that you will receive any minimum sale price for your fractional shares of our common stock. Neither we nor SDS will pay any interest on the proceeds of the sale of fractional shares.

Results of the Distribution

After the distribution, we will be an independent public company owning and operating what has previously been SDS’ availability services business. Immediately after the distribution, we expect to have approximately 9,000 holders of record of our common stock and approximately              shares of our common stock outstanding, based on the number of record stockholders and outstanding shares of SDS common stock on December 15, 2004, excluding treasury stock and assuming no exercise of outstanding options. The actual number of shares to be distributed will be determined on the record date.

For a more detailed explanation of the terms and conditions of the spin-off and distribution, please see “Arrangements between SDS and SunGard Availability — Separation and Distribution Agreement.” Before the distribution, we will enter into several agreements with SDS in connection with, among other things, transition services that will be provided to us by SDS or to SDS by us. For a more detailed description of these agreements, please see “Arrangements Between SDS and SunGard Availability.”

Treatment of Options and Restricted Stock

Stock Options. Before the distribution, employees of SDS were granted stock options under the equity plans of SDS. Under the SDS equity plans, the distribution would have been considered a change in control, and all options issued under the plans would have vested, unless at least 75% of SDS’ board of directors had voted to determine that the distribution is not a change in control. SDS’ board of directors has determined that the distribution will not be considered a change in control for purposes of the SDS equity plans. Furthermore, under the SDS equity plans, an SDS employee who becomes our employee in connection with the distribution would be considered to have terminated employment, and therefore have 90 days to exercise any vested options. SDS has amended the equity plans to provide that the distribution will not be considered a termination of employment for our employees, and our employees will continue to participate in the SDS equity plans as described below.

In connection with the distribution, each stock option held by an SDS employee that is vested as of the distribution date will be converted into two options, one to purchase one share of SDS common stock and one to purchase              shares of our common stock. Stock options held by employees of SDS other than corporate staff before the distribution that are unvested as of the distribution will be converted into options to purchase shares in the corresponding employer of the employee after the distribution. In addition, stock options issued before October 1, 2004 and held by corporate staff employees of SDS before the distribution that are unvested as of the distribution will be converted into options to purchase shares in both SDS and us, regardless of whether the employee becomes our employee or remains an employee of SDS after the distribution.

In all cases, the exercise price of each new option will be adjusted based upon the respective market values of the two companies at the time the spin-off is completed so that the aggregate exercise price of the options, as well as the ratio of the per-share fair market value of the shares to the per-share exercise price of the options, remain the same.

Restricted Stock. Outside directors of SDS currently hold restricted stock under the SDS Restricted Stock Award Plan for Outside Directors. Under the plan, the distribution would be considered a change in control and all restrictions would be removed. The directors have waived their right to have the restrictions removed, so that the distribution will not be considered a change in control. In addition, former SDS directors who leave the SDS board and become our directors after the distribution will forfeit any SDS shares that remain subject to the restrictions. We expect to issue restricted stock awards for our common stock under our equity plan to these directors. One outside director is expected to serve on both the SDS and SunGard Availability boards and therefore will not forfeit his SDS restricted awards and will also receive a restricted stock award under our new plan.

For a more detailed explanation of the treatment of options and restricted stock that are held by our employees and directors after the distribution, please see “Arrangements between SDS and SunGard Availability — Employee Matters Agreement” and “Management — Director Compensation.”

Listing and Trading of Our Common Stock

No public market for our common stock currently exists. We intend to apply to have our common stock traded on the New York Stock Exchange or the Nasdaq National Market.

Trading Between the Record Date and Distribution Date

Between the record date and the distribution date, there will be two markets in SDS common stock: a “regular-way” market and an “ex-dividend” market. Shares of SDS common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock to be distributed pursuant to the distribution. Shares that trade on the ex-dividend market will trade without an entitlement to shares of our common stock to be distributed pursuant to the distribution and will trade on a “when-issued” basis. “When-issued” trading refers to a sale or purchase made subject to later issuance of the security, because the security has been authorized but not yet issued. Therefore, if you owned shares of SDS common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular-way market before the distribution date, you will also be trading the shares of our common stock that would have been distributed to you on the distribution date. On the other hand, if you sell your shares of SDS common stock on the ex-dividend market before the distribution date, you will retain the right to receive the shares of our common stock distributed to you with respect to the shares of SDS common stock you owned on the record date.

Furthermore, between the record date and the distribution date, there will be a “when-issued” trading market in our common stock. The when-issued trading market will be a market for shares of our common stock that will be distributed to SDS stockholders on the distribution date. If you owned shares of SDS common stock on the record date, then you will be entitled to shares of our common stock pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of SDS common stock you own, on the when-issued trading market. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular-way trading will begin.

Trading Price

We cannot assure you of the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and SDS common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of SDS common stock before the distribution.

Affiliates of SunGard Availability

The shares of our common stock that you receive will be freely transferable unless you have a special relationship or affiliation with us. You may be considered our affiliate after the distribution if you are an individual or entity that controls, is controlled by or is under common control with us. This may include some or all of our officers and directors. If you are an affiliate, you will be permitted to sell your shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Material United States Federal Income Tax Consequences of the Distribution

The following discussion summarizes the material United States federal income tax consequences of the distribution to holders of SDS common stock that are United States persons for United States federal income tax purposes. Holders of SDS common stock that are not United States persons may be taxable on the distribution with different tax consequences than those described below and are urged to consult their tax advisors regarding the tax treatment to them under relevant foreign tax law. Furthermore, this summary may not be applicable to stockholders who received their SDS common stock pursuant to the exercise of employee stock options, under an employee stock purchase plan or otherwise as compensation. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities as of the date of this information statement, all of which are subject to change, possibly with retroactive effect, and does not discuss state, local or foreign laws.

The following discussion may not describe all of the tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules. In addition, this summary is limited to holders that hold their SDS common stock as a capital asset within the meaning of section 1221 of the Code (generally, assets held for investment). Thus, each stockholder is urged to consult his or her tax advisor as to the particular consequences of the distribution to such stockholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described herein.

SDS has applied for a private letter ruling from the IRS, to the effect that, on the basis of certain facts presented, and representations and assumptions set forth in the request submitted to the IRS for such ruling, the spin-off will qualify as a distribution that is generally tax-free under sections 355 and/or 368(a)(1)(D) of the Code. Outside tax counsel will render an opinion as to certain aspects of the tax treatment of the spin-off not addressed by the IRS in the private letter ruling.

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, for holders of SDS common stock that are United States persons, the principal United States federal income tax consequences of the distribution will be as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, a holder of SDS common stock solely as a result of the receipt of SunGard Availability common stock in the distribution;

•	no gain or loss will be recognized by, and no amount will be includible in the income of, SDS as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	the holding period for the SunGard Availability common stock received in the distribution will include the period during which the SDS common stock was held; and

•	the tax basis of SDS common stock held by a SDS stockholder immediately prior to the distribution will be apportioned, based upon relative fair market values at the time of the distribution, between such SDS common stock and the SunGard Availability common stock received, including any fractional share of our common stock deemed received by such stockholder in the distribution.

Although the private letter ruling relating to the qualification of the spin-off as a tax-free distribution is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions and future events. If the IRS subsequently holds the distribution to be taxable (for example because of noncompliance with representations or future events), the foregoing consequences would not apply and the distribution could be taxable to SDS and our common stockholders, as described below. Additionally, certain future events that may or may not be within the control of SDS or us, including certain extraordinary purchases of SDS common stock or our common stock, could cause the spin-off not to qualify as tax-free to SDS and/or holders of SDS common stock. For example, if one or more persons were to acquire a 50% or greater interest in our stock or in the stock of SDS as part of a plan or a series of related transactions of which the distribution is a part, the distribution would be taxable to SDS, although not necessarily to you. Further, certain sales and redemptions of our common stock for cash or other property (other than certain stock-for-stock acquisitions and other permitted transactions) and certain asset dispositions by us following the distribution may cause the distribution to fail to qualify for nonrecognition treatment and thus the distribution would be taxable to both SDS and you. Depending on the event, we may have to indemnify SDS for some or all of the taxes and losses resulting from the distribution not qualifying for nonrecognition treatment under sections 355 and/or 368(a)(1)(D) of the Code. See “Arrangements between SDS and SunGard Availability” included elsewhere in this information statement. If the distribution were taxable, then:

•	each holder of SDS common stock who receives shares of our common stock in the distribution would be treated as if such stockholder received a taxable distribution equal to the full value of the shares of our common stock received, taxed as a dividend to the extent of such stockholder’s pro rata share of SDS’ current and accumulated earnings and profits (including the gain to SDS described in the following bullet point) and then treated as a nontaxable return of capital to the extent of the holder’s basis in the SDS common stock and finally as capital gain, and

•	the consolidated group of which SDS is the common parent would recognize a taxable gain equal to the excess of the fair market value of our common stock on the date of the distribution over the tax basis of SDS therein.

Under current United States tax law, individual citizens or residents of the United States are subject to United States federal income tax on dividends at a maximum rate of 15% (assuming certain holding period requirements are met) and long-term capital gains (i.e., capital gains on assets held for more than one year) at a maximum rate of 15%.

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be issued in the distribution to you. All fractional shares resulting from the distribution will be aggregated and sold by the transfer agent, and the proceeds will be distributed to the owners of such fractional shares. A stockholder who receives cash instead of a fractional share of our common stock as a part of the distribution will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the stockholder’s tax basis in the fractional share as described above. Any such capital gain or loss will be treated as a long-term or short-term gain or loss based on the stockholder’s holding period for the SDS common stock with respect to which the stockholder received the distribution of our common stock. Payments of cash in lieu of a fractional share of our common stock made in connection with the distribution may, under certain circumstances, be subject to United States federal backup withholding at a rate of 28% unless a stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. United States federal backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder’s United States federal income tax liability, provided that the required information is supplied to the IRS in a timely manner.

Information Reporting

Current Treasury regulations require each SDS stockholder who receives our common stock pursuant to the distribution to attach to his or her United States federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the distribution of section 355 of the Code. SDS will provide appropriate information to each holder of record of SDS common stock as of the record date for the distribution.

CAPITALIZATION

The following table sets forth our historical capitalization at September 30, 2004 and as adjusted to give effect to our anticipated financings and the distribution of our common stock and related transactions, each as if they occurred on September 30, 2004. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical financial statements and notes thereto, and our unaudited pro forma financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements for the distribution and the transactions related to the distribution in order to derive the pro forma capitalization described below, see “Unaudited Pro Forma Financial Statements.”

	As of September 30, 2004
	Actual	As Adjusted
	(in thousands)
Debt
Notes to affiliated company due November 15, 2011, at prime	$287,500	$—
Notes to affiliated company due in equal annual installments through 2011, at prime	230,000	—
Other notes	4,942	—
Notes payable to bank	—	250,000

Total notes	522,442	250,000

Invested equity
Owner’s net investment	630,943	1,110,250
Accumulated other comprehensive income	95,384	95,384

Total invested equity	726,327	1,205,634

Total capitalization	$1,248,769	$1,455,634

DIVIDEND POLICY

We currently intend to retain any earnings to finance the development and expansion of our business and do not currently anticipate paying any cash dividends. The declaration and payment of dividends are subject to the discretion of our board of directors. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by our board of directors.

SELECTED FINANCIAL INFORMATION

The following table presents selected historical financial information at the dates and for each of the periods indicated. The selected historical financial information as of and for the years ended December 31, 2003, 2002 and 2001 has been derived from the audited combined financial statements and the notes thereto included elsewhere in this information statement. The selected historical financial information as of and for the years ended December 31, 2000 and 1999 and as of and for the nine months ended September 30, 2004 and 2003 has been derived from the unaudited combined financial statements. Such information reflects all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the financial position and results of operations for these periods. The unaudited interim results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results for the entire year ending December 31, 2004.

The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and related notes, and the unaudited pro forma financial statements and related notes included elsewhere in this information statement. Historical financial data may not be indicative of our future performance as an independent company.

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(in thousands)
Income Statement Data(1) (2)
Revenue	$1,136,138	$1,008,963	$482,922	$375,571	$325,379	$866,318	$841,143
Income from operations	314,382	215,270	119,293	102,760	81,585	250,990	217,169
Net income	161,005	104,199	60,107	60,471	47,194	136,565	110,878

Balance Sheet Data(1)
Total assets	$1,739,213	$1,792,789	$1,549,390	$282,708	$277,615	$1,706,711	$1,700,151
Total notes to affiliated company	522,927	790,150	610,653	40,676	40,676	522,442	741,570
Invested equity	712,936	487,945	616,993	162,451	125,956	726,327	469,850

(1)	Acquisitions in 2002 and 2001 are included from the date of each acquisition. See Note 3 of Notes to Combined Financial Statements included elsewhere in this information statement.

(2)	Data for the year ended December 31, 2003 includes a gain on sale of an acquired facility, net of merger costs, of $(4,476) ($(2,793) after tax).

Data for the year ended December 31, 2002 includes a charge of $8,473 ($5,462 after tax) for facility shut-down and severance costs related to the acquisitions of the Comdisco, Inc. availability services business (CAS) and Guardian iT plc (Guardian), along with our proportionate share of merger costs associated with our less than 20% equity interest in Guardian prior to acquiring 100% ownership, net of other income of $2,993 related to a gain on foreign currency purchased to fund the Guardian acquisition.

Data for the year ended December 31, 2001 includes charges of $16,341 ($9,800 after tax) for the write-off of an investment, facility shut-down and severance costs related to the CAS acquisition and merger costs, offset in part by a realized gain on short-term investments sold to fund the CAS acquisition.

Data for the nine months ended September 30, 2004 includes the reversal of previously recorded merger costs of $(424) ($(254) after tax).

See Note 3 of Notes to Combined Financial Statements included elsewhere in this information statement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information presented below consist of the unaudited pro forma combined condensed balance sheet as of September 30, 2004 and the unaudited pro forma combined condensed statements of income for the year ended December 31, 2003 and the nine months ended September 30, 2004. The unaudited pro forma combined condensed financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements and related notes included elsewhere in this information statement. The following unaudited pro forma combined condensed financial information has been prepared giving effect to the distribution of our common stock and our proposed financings, as if these transactions occurred as of January 1, 2003 for the unaudited pro forma combined condensed statements of income and as of September 30, 2004 for the unaudited pro forma balance sheet.

The unaudited pro forma combined condensed financial information included in this information statement has been derived from the combined financial statements included elsewhere in this information statement and does not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. SDS did not account for us as, and we were not operated as, a separate, stand-alone entity or subsidiary, for the periods presented.

Unaudited Pro Forma Combined Condensed Balance Sheet at September 30, 2004

(In thousands)

	Historical Availability (1)	Pro Forma Adjustments (2)	Pro Forma Availability
	(A)	(B)	(A) + (B)
Assets:
Current:
Cash and equivalents	$36,806	$206,865	$243,671
Accounts receivable, net	244,356	—	244,356
Prepaid expenses and other current assets	41,905	—	41,905
Deferred income taxes	20,663	—	20,663

Total current assets	343,730	206,865	550,595
Property and equipment, net	460,050	—	460,050
Customer base, net	262,380	—	262,380
Other assets	18,491	—	18,491
Goodwill	622,060	—	622,060

Total Assets	$1,706,711	$206,865	$1,913,576

Liabilities and Invested Equity:
Current:
Current portion of notes to affiliated company	$28,750	$(28,750)	$—
Notes payable	—	250,000	250,000
Accounts payable	23,197	—	23,197
Accrued compensation and benefits	27,863	—	27,863
Other accrued expenses	92,520	—	92,520
Deferred revenue	270,454	—	270,454

Total current liabilities	442,784	221,250	664,034
Notes to affiliated company	493,692	(493,692)	—
Capital lease obligations	7,496	—	7,496
Deferred income taxes	36,412	—	36,412

Total liabilities	980,384	(272,442)	707,942

Invested Equity:
Owner’s net investment	630,943	479,307	1,110,250
Accumulated other comprehensive income	95,384	—	95,384

Total invested equity	726,327	479,307	1,205,634

Total Liabilities and Invested Equity	$1,706,711	$206,865	$1,913,576

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Unaudited Pro Forma Combined Condensed Statement of Income

For the Nine Months ended September 30, 2004

(In thousands)

	Historical Availability (1)	Pro Forma Adjustments	Pro Forma Availability
	(A)	(B)	(A) + (B)
Revenue	$866,318	$—	$866,318
Operating expenses	615,328	—	615,328

Income from operations	250,990	—	250,990
Interest income	1,009	—	1,009
Interest expense (Note 3)	(17,351)	7,976	(9,375)

Income before income taxes	234,648	7,976	242,624
Income taxes (Note 4)	98,083	3,334	101,417

Net income	$136,565	$4,642	$141,207

Unaudited Pro Forma Combined Condensed Statement of Income For the Year Ended December 31, 2003 (In thousands)
	Historical Availability (1)	Pro Forma Adjustments	Pro Forma Availability
	(A)	(B)	(A) + (B)
Revenue	$1,136,138	$—	$1,136,138
Operating expenses	821,756	—	821,756

Income from operations	314,382	—	314,382
Interest income	1,104	—	1,104
Interest expense (Note 3)	(38,642)	26,142	(12,500)

Income before income taxes	276,844	26,142	302,986
Income taxes (Note 4)	115,839	10,939	126,778

Net income	$161,005	$15,203	$176,208

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Note 1 -	SDS availability services business historical financial information:

SDS currently operates its availability services business through wholly owned subsidiaries. On October 4, 2004, SDS announced its plan to spin off its availability services business through a tax-free distribution of shares to its stockholders. The shares distributed will be those of SunGard Availability Inc., which will hold the availability services business at the time of the spin-off. SDS currently expects to complete the spin-off on March 31, 2005. The spin-off is subject to certain conditions, including receipt of a favorable ruling from the Internal Revenue Service and/or an acceptable tax opinion, and may or may not occur by the contemplated time or at all.

The historical combined financial statements of the availability services business have been derived from the consolidated financial statements and accounting records of SDS using the historical results of operations and historical bases of assets and liabilities of the availability services business. These combined financial statements may not necessarily be indicative of the historical results that would have been obtained if the availability services business had been a separate company during the periods presented or of the results that may be obtained in the future.

Note 2 -	Cash and Debt: The actual capitalization has not yet been determined and will be updated to the distribution date, considering the sources and uses of cash and payment of debt, if any, up to the distribution date. The pro forma adjustments assume that cash and long-term notes are split equally between the availability services business and SDS. SDS management expects that the final capitalization will result in investment grade credit ratings for each of SunGard Availability Inc. and SDS.

Note 3 -	Interest expense: The pro forma adjustment reflects interest expense using an interest rate of 5% on the amount of debt expected to be outstanding at the distribution date, after adjusting for the capitalization of SunGard Availability Inc.

Note 4 -	Income taxes: The pro forma adjustment reflects the tax effect of adjusting interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and notes thereto. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in forward-looking statements. See “Forward-Looking Statements” and “Risk Factors.”

Overview

Our availability services business is currently operated through wholly owned subsidiaries of SunGard Data Systems Inc.

We are a global leader in information availability services. We help our customers maintain uninterrupted access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their information technology, or IT, reliable and secure. We pioneered commercial disaster recovery in the late 1970s and over the past 25 years have consistently expanded our business to incorporate new technologies and meet evolving customer demands. We believe that our dedicated focus on information availability, together with our experience, vendor neutrality and diverse service offerings, uniquely position us to meet customer demands in an environment where business functions are critically dependent on availability of information.

Because data and business applications can vary significantly in importance, there is a need for a broad range of information availability services. We offer a continuum of availability services from “always on” production services to “always ready” standby solutions. We provide these services on a subscription basis and can readily tailor them to meet the unique needs of individual customers. Availability services currently account for over 90% of our revenue. We also provide professional services to help our customers design, implement and maintain information availability services.

We serve more than 10,000 customers, primarily in North America and Europe, using our extensive infrastructure that includes more than 3,000,000 square feet of hardened, secure facilities at over 60 locations in more than ten countries, and a global network of approximately 25,000 miles. We seek to grow by adding new services, opening additional facilities, investing in our infrastructure and incorporating new technologies to meet the evolving and increasing needs of our customers for sophisticated availability services. We seek to supplement our internal growth by acquiring new businesses that broaden or complement our existing services. We seek to generate a high level of recurring revenue, and we monitor our financial performance by focusing on our contractual monthly recurring service fees and our total committed revenues, as well as our revenue growth, operating income and operating margin by geographic market. We have two geographic segments, North America and Europe.

The most important factors affecting our operating margin are the rate and value of contract renewals and new contract signings, the timing and magnitude of equipment and facilities expenditures, and the trend toward increasing sales of “always on” production services, which yield lower margins than traditional “always ready” standby services. The primary factors affecting our revenue growth are the level of IT capital spending and the increasing demand for access to information and critical business applications. Offsetting this is the recent trend of customers taking certain of their availability solutions in-house, as well as the pressure that this and other competitive and technological factors continue to have on prices. There is an increasing preference for “always on” production services instead of “always ready” standby services. The primary reason for this trend is that production services, although more costly than standby services, provide greater control and quicker responses to business interruptions. Production solutions can be provided by commercial vendors such as us or by our customers in-house. Our production services allow customers to take advantage of our business continuity-expertise and resource-management capabilities. When an existing customer moves from one of our standby solutions to one of our production solutions, there is generally an increase in our revenue from that customer, but usually at a lower margin. Other customers, especially among the very largest having significant information technology resources, often prefer to develop and maintain their own production solutions, which can result in a loss of revenue from those customers. Technological advances in recent years have significantly reduced the cost yet not the complexity of developing internal production solutions, and a significant shift toward internal solutions could adversely affect our growth prospects and future revenues. Although we cannot predict whether we will have a net gain or net loss of customers as a result of the general trend toward production solutions, we expect that overall this trend will continue to create pressure on our internal revenue growth rate and serve to reduce our operating margin.

The operating margin of the European business is inherently lower than the operating margin of the North American business due primarily to lower economies of scale in the distinct geographic markets served and, to a lesser extent, a higher percentage of sales of “always on” services.

This discussion includes historical and certain forward-looking information that should be read together with the accompanying combined financial statements and related footnotes and the discussion above of certain risks and uncertainties that could cause future operating results to differ materially from historical results or the expected results indicated by forward-looking statements. This discussion and the combined financial statements have been derived from the consolidated financial statements and accounting records of SDS using the historical results of operations and historical bases of assets and liabilities of our business. The combined financial statements include allocations of certain SDS expenses, assets and liabilities, including general corporate expenses, interest expense and income taxes as more fully described in Note 1 to the combined financial statements. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily be indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Those estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. We review our estimates and judgments on an ongoing basis and revise them when necessary. Actual results may differ from the original or revised estimates. A summary of our significant accounting policies is contained in Note 2 to our combined financial statements included elsewhere in this information statement. A description of the most critical policies follows. These critical accounting estimates have been discussed with SDS’ audit committee.

Intangible Assets and Purchase Accounting

We seek to grow through both internal development and the acquisition of businesses that broaden or complement our service offerings. During the three years ended December 31, 2003, we spent approximately $1.0 billion, net of cash acquired, to purchase two businesses, the Comdisco, Inc. availability services business, or CAS, and Guardian iT plc, or Guardian. In addition, on November 16, 2004, we signed an agreement to purchase the stock of Inflow, Inc. for approximately $182 million in cash. Inflow is a provider of managed services, business continuity and IT consulting services with 14 data centers throughout the United States. Purchase accounting requires that the acquired assets and liabilities be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets generally include customer contracts and relationships, which we group together as customer base. Goodwill represents the excess of cost over the fair value of net assets acquired. For significant acquisitions, we obtain independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including demand for our services, market conditions, technological developments, economic conditions and competition. The carrying values and useful lives for amortization of identified intangible assets are reviewed on an ongoing basis, and any resulting changes in estimates could have a material effect on our financial results.

When circumstances change, or at least annually, we compare the carrying value of our reporting units to their estimated fair value. If the carrying value is greater than the respective estimated fair value, we then determine if the goodwill is impaired, and whether some or all of the goodwill should be written off as a charge to operations, which could have a material effect on our financial results. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit.

In connection with the acquisitions of CAS in 2001 and Guardian in 2002, we accrued the estimated costs of closing certain facilities. Costs for closing leased facilities are estimated based on the condition and remaining lease term of each facility, the expected closure date, and an assessment of relevant market conditions, including an estimate of any sublease rental income we can reasonably expect to obtain given the market conditions at the time of the acquisition. Costs for closing owned facilities are based on the difference between the estimated net proceeds from a sale of the facility and its carrying value. These estimates are based on an assessment of the condition of the facility, its location and relevant market conditions. The estimated cost of closing our existing facilities is included in merger costs, and the estimated cost of closing acquired facilities is included in goodwill. Merger costs or goodwill could change due to the finalization of plans for closing facilities and completion of valuations, as well as the settlement of lease obligations or sale of owned facilities. A change in market conditions after the acquisition date could change the estimated costs for closing facilities and would result in a charge or credit to merger costs, which could have a material effect on our financial results.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 requires that the following criteria be met in determining whether revenue has been earned: persuasive evidence of an arrangement exists; services have been provided; the price is fixed or determinable; and collectibility is reasonably assured.

We generate revenue by providing a broad range of availability services for all major computing platforms that help our customers maintain access to their critical data and systems. Customers may choose different levels of service from our portfolio of solutions encompassing “always ready” and “always on” availability services and consultative professional services. Revenue is recorded as the services are provided based on contractually stated amounts, which generally represent the fair value of each element. Most of our revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are expensed ratably over the contract period. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover our incremental costs of supporting customers during recoveries.

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

The following table sets forth, for the periods indicated, certain amounts included in our combined statements of income, the relative percentage that those amounts represent to total revenue (unless otherwise indicated), and the percentage change in those amounts from period to period.

	Nine Months Ended September 30, (in millions)		Percent of Revenue for the Nine Months Ended September 30,		Percent Increase (Decrease)
	2004	2003	2004	2003	2004 vs. 2003
Revenue
North America	$651.8	$643.4	75.2%	76.5%	1.3%
Europe	214.5	197.7	24.8	23.5	8.5

	$866.3	$841.1	100.0	100.0	3.0

Costs and Expenses
Cost of services	$370.3	$351.5	42.7%	41.8%	5.3%
Sales, marketing and administration	127.5	140.7	14.7	16.7	(9.4)
Depreciation and amortization	102.4	117.0	11.8	13.9	(12.5)
Amortization of acquisition-related intangible assets	15.5	14.8	1.8	1.8	4.7
Merger costs	(0.4)	—	—	—	—

	$615.3	$624.0	71.0	74.2	(1.4)

Income from Operations
North America (1)	$224.6	$192.5	34.5%	29.9%	16.7%
Europe (1)	34.5	33.0	16.1	16.7	4.5

	259.1	225.5	29.9	26.8	14.9
Corporate administration (2)	(8.5)	(8.3)	(1.0)	(1.0)	2.4
Merger costs	0.4	—	—	—	—

	$251.0	$217.2	29.0	25.8	15.6

(1)	Percent of revenue is based on revenue of North America and Europe, respectively.

(2)	Allocation of certain general corporate expenses of SDS.

Income from Operations

Income from operations increased $33.8 million, or 15.6%, to $251.0 million for the nine months ended September 30, 2004, due primarily to a 4.2% decrease in costs and expenses before the impact of changes in foreign exchange rates (currency fluctuations). Revenue before currency fluctuations was unchanged, with the result that our operating margin improved by 320 basis points (one hundred basis points equals one percentage point) to 29.0% for the nine months ended September 30, 2004 from 25.8% for the same period in 2003. The decrease in costs and expenses and the higher operating margin in 2004 was due primarily to lower depreciation expense because certain short-lived CAS assets acquired in 2001 had been fully depreciated by the end of 2003, a decrease in commission expense resulting from lower sales and lower operating costs.

Revenue

Revenue increased $25.2 million, or 3.0%, to $866.3 million for the nine months ended September 30, 2004 due to currency fluctuations. Revenue before currency fluctuations was unchanged from the nine months ended September 30, 2003. A 3.4% decrease in Europe was offset by a 1.3% increase in North America. The primary factors were new sales offset by the loss of revenue to customers taking certain of their availability solutions in-house, as well as the pressure that this and other competitive and technological factors continue to have on prices. Through the first nine months of 2004, contract signings net of terminations in North America have added $1.2 million in contractual monthly recurring service fees, compared to $0.6 million for the first nine months of 2003.

Costs and Expenses

Cost of services increased $18.8 million, or 5.3%, to $370.3 million. Before currency fluctuations, cost of services increased 2.1% due primarily to a 3.3% increase in North America offset in part by a 1.3% decrease in Europe. The increase in North America is due primarily to an increase in wages and benefits. The Company expects to take a one-time charge of $10 to $15 million in the first quarter of 2005 related to the planned closing of a leased availability services facility in North Bergen, New Jersey, which was acquired in 2001 as part of the CAS acquisition. The equipment in this facility is being relocated to an expanded facility in Carlstadt, New Jersey, which will improve the operational reliability and scope of services available to customers.

Sales, marketing and administration decreased $13.2 million, or 9.4%, to $127.5 million. Before currency fluctuations, sales, marketing and administration decreased 10.8% due to a 13.5% decrease in North America. This decrease is primarily due to lower incentive compensation and commission expense.

Depreciation and amortization decreased $14.6 million, or 12.5%, to $102.4 million. Before currency fluctuations, depreciation and amortization decreased 15.6% largely because certain short-lived CAS assets acquired in 2001 had been fully depreciated by the end of 2003.

Amortization of all acquisition-related intangible assets increased $0.7 million, or 4.7%, to $15.5 million due to currency fluctuations.

Interest Expense

Interest expense decreased $9.9 million to $17.4 million due to a reduction in the amount owed to SDS by way of a capital contribution from SDS.

Year Ended December 31, 2003 Compared to 2002 and Year Ended December 31, 2002 Compared to 2001

The following table sets forth, for the periods indicated, certain amounts included in our combined statements of income, the relative percentage that those amounts represent to total revenue (unless otherwise indicated), and the percentage change in those amounts from period to period.

	Year Ended December 31, (in millions)			Percent of Revenue for the Year Ended December 31,			Percent Increase (Decrease)
	2003	2002	2001	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Revenue
North America	$866.2	$838.2	$473.2	76.2%	83.1%	98.0%	3.3%	77.1%
Europe	269.9	170.8	9.7	23.8	16.9	2.0	58.0	1,660.8

	$1,136.1	$1,009.0	$482.9	100.0	100.0	100.0	12.6	108.9

Costs and Expenses
Cost of services	$467.4	$423.4	$197.9	41.1%	42.0%	41.0%	10.4%	113.9%
Sales, marketing and administration	186.8	200.8	99.8	16.4	19.9	20.7	(7.0)	101.2
Depreciation and amortization	152.1	143.6	54.3	13.4	14.2	11.2	5.9	164.5
Amortization of acquisition-related intangible assets	20.0	16.7	5.7	1.8	1.7	1.2	19.8	193.0
Merger costs	(4.5)	9.2	5.9	—	—	—

	$821.8	$793.7	$363.6	72.3	78.7	75.3	3.5	118.3

Income from Operations
North America (1)	$267.4	$211.4	$131.1	30.9%	25.2%	27.7%	26.5%	61.3%
Europe (1)	53.6	23.6	0.1	19.9	13.8	1.0	127.1	—

	321.0	235.0	131.2	28.3	23.3	27.2	36.6	79.1
Corporate administration (2)	(11.1)	(10.5)	(6.0)	(1.0)	(1.0)	(1.2)	5.7	75.0
Merger costs	4.5	(9.2)	(5.9)	—	—	—	—	—

	$314.4	$215.3	$119.3	27.7	21.3	24.7	46.0	80.5

(1)	Percent of revenue is based on revenue of North America and Europe, respectively.

(2)	Allocation of certain general corporate expenses of SDS.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Income From Operations

Income from operations increased $99.1 million, or 46.0%, to $314.4 million for the year ended December 31, 2003. Revenue before currency fluctuations increased 9.8% while related costs and expenses increased only 2.3% resulting in the total operating margin for North America and Europe increasing 500 basis points to 28.3% for the year ended December 31, 2003. The slower rate of increase in costs and expenses was due primarily to cost reductions associated with the successful integration of the CAS and Guardian businesses, which proceeded faster and better than expected, and the recovery of accounts receivable that were reserved as uncollectible in 2002.

Revenue

While we believe our competitiveness grew stronger in 2003, cost-cutting by our customers and a decline in IT spending put pressure on revenue growth as contracts came up for renewal or as new services were added to existing contracts. In addition, some customers chose to bring at least certain aspects of their availability services in-house, especially in situations where customers had excess data center capacity.

Revenue increased $127.1 million, or 12.6%, to $1,136.1 million for the year ended December 31, 2003. Acquisitions and currency fluctuations account for $97.6 million of the increase. For the year ended December 31, 2003, growth in internal revenue, defined as revenue from businesses owned for at least one year, was 5.8% in total and 2.9% before currency fluctuations, due primarily to a 3.3% increase in North America and a 0.9% increase in Europe. The 2003 internal revenue growth in North America is lower than the 6.8% growth rate reflected in 2002. The primary factors for this lower internal revenue growth rate were the loss of revenue to customers taking certain of their availability solutions in-house, continued depressed capital spending by customers due to the economic slowdown, and our ongoing efforts to renew shorter-term contracts for longer-term commitments in exchange for lower monthly fees. In 2003, contract signings net of terminations in North America added $2.5 million in contractual monthly recurring service fees, compared to $3.8 million for 2002.

Costs and Expenses

Cost of services increased $44.0 million, or 10.4%, to $467.4 million. Before currency fluctuations, cost of services increased 7.3% due primarily to the Guardian acquisition, offset in part by lower cost of services associated with a nonrecurring equipment sale in 2002.

Sales, marketing and administration decreased $14.0 million, or 7.0%, to $186.8 million. Before currency fluctuations, sales marketing and administration decreased 9.3% due primarily to higher than normal bad debt expense in 2002 associated with certain customer accounts acquired in the CAS acquisition in 2001, the recovery of some of those accounts in 2003 and lower commission and incentive compensation expense.

Depreciation and amortization increased $8.5 million, or 5.9%, to $152.1 million. Before currency fluctuations, depreciation and amortization increased 2.8% with the full year impact of the Guardian acquisition being offset in part by a 4.5% decline in North America because certain short-lived CAS assets acquired in 2001 had been fully depreciated by the end of 2003.

Amortization of acquisition-related intangible assets increased $3.3 million, or 19.8%, to $20.0 million. Before currency fluctuations, amortization of acquisition related intangible assets increased 14.3% because of the full year impact of the Guardian acquisition.

Merger costs in 2003 included a $6.6 million gain on the disposition of a CAS facility acquired in 2001 offset in part by $2.1 million of additional reserves for shut-down costs of facilities acquired in the 2002 Guardian acquisition. Merger costs in 2002 included our initial $10.4 million estimate of facility shut-down, severance and other costs for the Guardian acquisition offset in part by the reversal of unneeded reserves established in 2001 in connection with the CAS acquisition.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Income from Operations

Income from operations increased $96.0 million, or 80.5%, to $215.3 million for the year ended December 31, 2002 due primarily to the full year impact of the CAS acquisition in November of 2001 and to a lesser extent the Guardian acquisition which was completed in July of 2002. Revenue before currency fluctuations increased 106.8% while related costs and expenses increased 117.6% resulting in the total operating margin for North America and Europe decreasing 390 basis points to 23.3% for the year ended December 31, 2002. The larger rate of increase in costs and expenses was due primarily to the lower margins of the Guardian business and the initial effects of the lower margins of the CAS business.

Revenue

Revenue increased $526.1 million, or 108.9%, to $1,009.0 million for the year ended December 31, 2002. Acquisitions and currency fluctuations accounted for $490.5 million of the increase. Internal revenue growth for the year ended December 31, 2002 was 7.5% in total and 7.4% before currency fluctuations, due primarily to a 6.8% increase in North America.

Costs and Expenses

Cost of services increased $225.5 million, or 113.9%, to $423.4 million. Before currency fluctuations, cost of services increased 111.6% due primarily to the CAS and Guardian acquisitions and the associated increase in number of data centers and customers supported.

Sales, marketing and administration increased $101.0 million, or 101.2%, to $200.8 million. Before currency fluctuations, sales marketing and administration increased 99.2% due primarily to the CAS and Guardian acquisitions.

Depreciation and amortization increased $89.3 million, or 164.5%, to $143.6 million. Before currency fluctuations, depreciation and amortization increased 161.4% due primarily to the CAS and Guardian acquisitions.

Amortization of acquisition-related intangible assets increased $11.0 million, or 193.0%, to $16.7 million due primarily to the CAS and Guardian acquisitions.

Merger costs in 2002 include our initial $10.4 million estimate of facility shut-down, severance and costs for the Guardian acquisition offset in part by the reversal of unneeded reserves established in 2001 in connection with the CAS acquisition.

Interest Expense

Interest expense increased $30.6 million in 2002 because of the full year impact of borrowings from SDS to fund the CAS acquisition, and to a lesser extent, an increase in borrowings from SDS to fund the Guardian acquisition.

Liquidity and Capital Resources

At September 30, 2004, cash and equivalents were $36.8 million, a decrease of $2.7 million from December 31, 2003. Cash flow from operations for the nine months ended September 30, 2004 was $245.5 million, an increase of $18.1 million, or 8.0%, compared to the first nine months of 2003. Net income increased $25.7 million, or 23.2%, but this increase was offset by an $11.6 million, or 10.4%, decrease in net noncash charges (primarily depreciation and amortization) and a $9.2 million increase in working capital in the first nine months of 2004 compared to a $5.2 million increase in working capital in the first nine months of 2003. In the first nine months of 2004, cash flow from operations was used to fund net distributions to SDS of $127.3 million, capital expenditures of $113.9 million and $6.9 million of capital lease payments.

At September 30, 2004, we had total debt to SDS of $522.9 million. Prior to completion of the distribution we expect that this balance will be converted to a combination of owner’s net investment and external debt in the form of a bank loan. The actual capitalization has not yet been determined and will be updated to the distribution date, considering the sources and uses of cash and payment of debt, if any, up to the distribution date. We expect the final capitalization will result in an investment grade credit rating.

At December 31, 2003, cash and equivalents were $39.5 million, a decrease of $101.8 million from December 31, 2002. Cash flow from operations for the year ended December 31, 2003 was $302.8 million, a decrease of $22.5 million, or 6.9%, compared to 2002 which reflected the benefit of a significant one-time reduction in the initial working capital of the CAS business. In 2003, we used our cash and operating cash flow to fund $261.7 million of net distributions and debt repayments to SDS and $130.9 million of net investment activity, primarily capital expenditures.

At December 31, 2003, our contractual obligations follow (in millions):

	Total	2004	2005 – 2006	2007 – 2008	2009 and After
Notes to affiliated company	$522.9	$28.7	$75.5	$57.5	$361.2
Capitalized lease obligations	17.2	7.3	7.1	2.1	0.7
Operating leases	453.0	91.9	127.3	79.4	154.4
Purchase obligations	105.4	26.1	29.2	11.6	38.5

	$1,098.5	$154.0	$239.1	$150.6	$554.8

Purchase obligations include our estimate of the minimum outstanding obligations under noncancelable commitments to purchase goods or services.

At December 31, 2003, we also have outstanding letters of credit and bid bonds that total approximately $10.4 million. We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet arrangements, other than operating leases.

We believe that immediately after the distribution, our existing cash resources and cash generated from operations will be sufficient to meet our operating requirements, debt repayments, acquisition payments and ordinary capital spending needs for the foreseeable future. We believe that we have the capacity to secure additional credit or issue equity to finance additional capital needs.

Quantitative and Qualitative Disclosures About Market Risk

SDS has rarely used derivative financial instruments to manage our risk exposures and has never used derivative financial instruments for trading or speculative purposes. Our available cash is invested in short-term, highly liquid financial instruments, having initial maturities of three months or less. We do not believe that we have a material exposure to interest rate changes. Based on borrowings from SDS of $522.9 million at December 31, 2003, a 1% change in the borrowing rate would change the annual interest expense by $5.2 million.

During 2003, 23.8% of our revenue was generated outside North America. Approximately 75% of this revenue was from customers located in the United Kingdom. A hypothetical 10% increase in the value of the U.S. dollar against all currencies would decrease revenue by 2.4% or $27.0 million, while a hypothetical 10% decrease in the value of the U.S. dollar against all currencies would increase revenue by 2.4% or $27.0 million. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currency. As a result, a hypothetical 10% movement of the value of the U.S. dollar against all currencies in either direction would impact our income from operations by $5.4 million. This amount would be offset, in part, from the impact on local currency interest expense and income taxes. By generally matching revenue and expenses to the same currency, we have been able to substantially mitigate foreign currency risk to earnings. If necessary, we may also use foreign currency forward contracts or options to hedge exposures arising from these transactions. We continue to monitor our exposure to foreign exchange rates. We do not foresee changing our foreign currency exposure management strategy.

Effect of Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued a new standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), “Share-Based Payment” (SFAS 123R), that requires companies to expense the value of employee stock options and similar awards. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally requires instead that such transactions be accounted for using a fair-value-based method. This accounting results in all options previously granted but not yet vested as of the effective date, July 1, 2005, plus all options issued subsequent to the effective date, being expensed over the vesting period of the option, and will result in significant non-cash compensation expense.

OUR BUSINESS

Overview

We are a global leader in information availability services. We help our customers maintain uninterrupted access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their information technology, or IT, reliable and secure. We pioneered commercial disaster recovery in the late 1970s and over the past 25 years have consistently expanded our business to incorporate new technologies and meet evolving customer demands. We believe that our dedicated focus on information availability, together with our experience, vendor neutrality and diverse service offerings, uniquely position us to meet customer demands in an environment where business functions are critically dependent on availability of information.

Because data and business applications can vary significantly in importance, there is a need for a broad range of information availability services. We offer a continuum of availability services from “always on” production services to “always ready” standby solutions. We provide these services on a subscription basis and readily tailor them to meet the unique needs of individual customers. Availability services currently account for over 90% of our revenue. We also provide professional services to help our customers design, implement and maintain information availability services.

The continuum of availability services depicted below illustrates that a customer’s tolerance for downtime with respect to a particular application will dictate the type and complexity of availability services that the customer will require.

Services

Availability Services

Our standby services help customers recover key information and systems in the event of an unplanned interruption, such as a major system failure, significant power or communication outage, security breach, labor stoppage, terrorist attack, fire, flood or natural disaster. These “always ready” services are best suited for the recovery of customer applications that can tolerate some level of interruption. By providing backup IT infrastructure, communications network and alternate workspace for personnel, we enable customers to restore access to information and processing within a short period of time after an interruption, usually from several hours to two days. We deliver these services using resources and infrastructure that are subscribed to by multiple customers, which results in economies of scale for us and cost-effectiveness for our customers. These resources and infrastructure, when not needed by customers to recover from actual interruptions, are used around the clock by customers to test their plans for dealing with potential interruptions. Since our inception, we have a 100% success rate supporting customer recoveries from unplanned interruptions.

The primary standby service is called a “hot site” service in which we provide 24/7/365 access to fully operational backup computer systems, allowing customers to recover their mainframe, distributed systems and server technology. We support over 30 different operating platforms and specialized industry solutions. In addition to being accessed at one of our “hot site” facilities, many of our standby solutions can be provided in one of our mobile recovery units or delivered to a customer facility. As a complement to our “hot site” service, we support a variety of mirrored or back-up storage and transaction-logging services to reduce recovery times.

Our production services help our customers keep their day-to-day computer operations up and running all the time. These “always on” services are most needed when disruptions can have immediate and severe financial and reputational repercussions. That is why these solutions are engineered with redundant or failover capabilities to virtually eliminate the possibility of any disruption and to limit any downtime to at most a few seconds or minutes. Production services typically require more dedicated resources that are provided to customers for their exclusive use. We typically provide these dedicated resources in a cost-effective manner because our existing infrastructure and purchasing power provide us with certain economies of scale. Examples of these production services are hosting and managed-IT services, network access management, security and optimization, and e-mail archiving and retrieval.

Professional Services

Along the entire availability services continuum, we offer professional services to evaluate our customers’ information availability needs and regulatory compliance, design and implement solutions, activate those solutions when necessary, and sustain them over time. Our professional services include traditional IT and business-continuity planning, IT systems architecture and infrastructure design, and information security services. We also offer software tools that provide advanced capabilities for managing information availability.

Our Competitive Strengths

The Cost-Effectiveness of Our Solutions. We believe that our large scale, purchasing power and extensive infrastructure provide our customers with significant cost savings compared to in-house availability solutions and smaller competitors. The cost benefits of our solutions can be particularly significant for standby services because these resources are shared by multiple customers. Customers recognize cost savings from our production services because we blend “always ready” with “always on” services to meet individual customer needs and leverage our existing infrastructure, such as IT support personnel, physical space, network connectivity, back-up power generators and security.

Our Established Infrastructure. We provide our customers with local access to a global infrastructure that we believe is more extensive, redundant and robust than most in-house or competitive solutions. We have more than 3,000,000 square feet of hardened, secure facilities at over 60 locations in more than ten countries, and we have more than 50 immediately deployable mobile recovery centers. We also have approximately 25,000 miles of global network infrastructure. Our extensive infrastructure has enabled customers to recover information regardless of the nature of the interruption or the number of customers affected.

The Flexibility of Our Solutions. The scale and depth of our solutions allow us to provide customers with greater flexibility than they typically could provide on their own or could obtain from most other competitors. Customers can change their technology quickly with minimal service disruptions or add customized resources as needed, such as network services, data-center space and technical support. Further, in the event of an interruption, we can deliver our services in multiple ways, such as providing access at one of our “hot sites,” delivering solutions to an entire organization on our proprietary global network infrastructure, or providing services from mobile units delivered directly to a customer’s location.

Our Brand, Focus and Expertise. As the industry pioneer and a leader in information availability for over 25 years, we have the expertise and brand recognition that places us at the forefront of our industry. Our highly skilled employee base provides testing, disaster support and 24/7 management services complementing our customers’ in-house capabilities. As information availability experts, we continually strive to stay well informed of new technology developments and often are consulted about industry best practices and emerging trends. We believe that our exclusive focus on information availability and our proven track record enable us to provide best-in-class service to our customers and differentiate us from our competitors.

Our Single-Vendor Solution. We can provide our customers with a single-vendor solution for their information availability needs. We believe that many customers prefer to deal with one vendor to avoid the problems inherent in coordinating availability solutions from multiple vendors. Dealing with a neutral single vendor allows customers to change their information availability strategies and underlying technologies more rapidly. Our ability to offer a wide range of services to meet the particular needs of individual customers uniquely positions us among our competitors, especially in times of crisis or urgent business needs.

Our Vendor-Neutral Approach. We have no hardware or software bias, enabling us to provide the best solutions for our customers. This vendor-neutral approach differentiates us from hardware, software and network providers that have a vested interest in promoting their own products and services. We believe that our independence increases customer confidence and helps create new business opportunities for us.

Our Financial Stability. We believe that we have greater financial stability than smaller, regional companies that claim to provide similar services. Our revenue is largely recurring because it is derived from the sale of availability services under multiyear, fixed-term contracts. Our strong base of recurring revenue allows us to fund the growth of our business by investing in our infrastructure and acquiring complementary businesses. We believe that our large scale and financial stability enhance customer confidence and provide us with a competitive advantage in serving, retaining and growing our substantial customer base.

Our Industry and Strategy

Our Industry

In the more than 25 years since the inception of our business, the ability of IT systems to store and process information has increased dramatically while the cost of technology has decreased significantly. Enterprises in every industry need to store more information, process information at faster rates, and gain access to information whenever and wherever they need it. In addition, regulations governing the use or misuse of information have become increasingly pervasive and complex. Moreover, the business and financial ramifications of a disruption are greater than ever before. We expect these trends to continue.

The heightened need for uninterrupted access to key information and computer systems is fueling demand for availability services. We believe this trend creates an opportunity to expand our customer base in providing “always on” and “always ready” services. We also believe that this trend is causing some “always ready” customers to choose “always on” solutions, either through in-house or commercial solutions or solutions provided by us. We believe that we have an effective strategy to meet these trends.

Our Strategy

We intend to continue capitalizing on our competitive strengths to meet the diverse, evolving needs of our existing customers and to expand our customer base. Our approach includes:

Exploit Our Full Range of Availability Services. We intend to use our broad offering of availability services to attract, retain and grow customer revenue. We believe that our existing base of over 10,000 customers worldwide provides a significant opportunity for us to sell to them our full range of services. We also intend to continue to use our professional services to help new and existing customers better recognize the types of availability services that may be appropriate for their businesses. For customers that choose to build and maintain their own in-house availability solutions, we will strive to augment their internal capabilities. As dependence on uninterrupted access to critical information and systems continues to increase in a variety of industries, we believe that we will be favorably positioned to meet the needs of an expanding customer base.

Capitalize on Our Focus, Scale and Infrastructure. We intend to capitalize on our exclusive focus on information availability, our large scale and our extensive infrastructure to meet the rapidly evolving needs of our customers and prospects. We will continue to invest in expanding our highly reliable infrastructure, incorporating the latest technologies to provide new capabilities and cost-effective solutions. We will continue to proactively manage our infrastructure to maintain both high utilization rates and sufficient capacity for continued growth.

Optimize Our Direct Sales Capability. We sell predominantly through a dedicated sales force. We strive to adjust the size, skill, location and focus of our sales force as the market evolves. Key initiatives include increasing our focus on vertical markets and enhancing the skills necessary to sell more complex “always on” solutions. We also will continue to look to business partners to gain access to new markets and expand service offerings.

Grow Through Acquisitions. We will continue to seek opportunities to grow through acquisitions as a way to supplement our internal revenue growth. We believe that our experience helps us find acquisition candidates, execute acquisition transactions and successfully integrate acquired businesses. Acquiring complementary businesses also will allow us to expand our capabilities to meet evolving customer needs and advance our industry leadership position.

Committed Revenue

Our committed revenue is the revenue due under our existing customer contracts, but it does not indicate the level of current demand for our services and may not reflect our actual revenue for any future period. Most of our committed revenue consists of monthly recurring service fees due under multiyear contracts for availability services. As of December 31, 2003, our five-year committed revenue was approximately $2.819 billion, compared to $2.680 billion as of December 31, 2002. For comparability purposes, committed revenue of our foreign operations for each period presented were translated at exchange rates as of December 31, 2003. Other than normal sales activities, the primary factors affecting committed revenue are the general trend toward shorter-term contracts, early contract terminations (which are often subject to termination fees paid by the customer) and early contract renewals. We typically seek to renew customer contracts early and this often results in a decrease in our contractual monthly recurring service fees, but an increase in our committed revenue.

Geographic Segments

We follow a geographic approach to the management of our business. Information about our two geographic segments, North America and Europe, can be found in Note 9 to our combined financial statements, which are included elsewhere in this information statement.

Competition

Our greatest source of competition is in-house dedicated solutions, which are production or standby solutions that our customers or prospective customers develop and maintain internally instead of purchasing those solutions from a commercial vendor such as us. Although in-house solutions can provide customers with exclusive access to infrastructure, we are capable of providing dedicated infrastructure and services as well and believe that, for many customers, building and maintaining an in-house solution is significantly more costly than subscribing to comparable services from us. This is in large part because of our economies of scale and ability to provide a vendor-neutral solution.

Historically, our single largest commercial competitor has been IBM Corporation, which we believe is the only company other than ours that currently provides the full continuum of availability services. We also face competition from specialized vendors, including hardware manufacturers, data-replication software companies, outsourcers, managed-hosting companies, IT services companies and telecommunications companies. We sometimes face a competitive disadvantage with respect to pricing because some of our competitors have a motivation to bundle availability services with hardware or other products and services for what appears to be little or no additional cost to the customer in order to sell the hardware or other products. We believe, however, that our solutions are more flexible than these bundled services and, because of our scale and experience, more comprehensive than the ones offered by our competitors. We believe that this places us in a better long-term position to satisfy the requirements of customers as their businesses and needs for availability services grow and evolve.

We believe that we compete effectively with respect to the key competitive factors in information availability, namely quality of infrastructure, scope and quality of services, including breadth of hardware platforms and network capacity, level and quality of customer support, level of technical expertise, and price. We also believe that our experience and reputation as an innovator in information availability, our proven track record, our financial stability and our ability to provide the entire continuum of availability services as a single-vendor solution are important competitive advantages.

History

In the late 1970s, we opened the world’s first commercial availability services facility, which was located in Philadelphia. Our original services were all standby services, called “disaster recovery” services at that time. Since then, we have regularly added new services, opened additional facilities, invested in our infrastructure and incorporated new technologies to meet the evolving and increasing needs of our customers for sophisticated availability services. Our business has grown consistently and dramatically since its inception, both through internal growth and by acquiring businesses that broaden or complement our existing services.

Since our inception, we have completed 25 acquisitions, primarily to increase the number of hardware platforms we support and to expand our customer base and geographic presence. Our largest acquisitions were the purchase of the availability services business of Comdisco, Inc. in 2001 and the purchase of Guardian iT plc in 2002. These acquisitions approximately doubled the size of our business and added a significant presence in Europe. On November 16, 2004, we announced that we had reached a definitive agreement to acquire Denver-based Inflow, Inc., a provider of managed services, business continuity and IT consulting services with 14 data centers throughout the United States.

As we have grown, we have expanded our offerings from the original standby services to the full continuum of availability services, broadened our customer base across a wide range of industries, and extended our geographic coverage. We believe that we are the world’s leading independent provider of availability services.

Employees

Following the distribution, we estimate that we will have approximately 2,500 full-time employees. We believe that our success depends partly on our continuing ability to retain and attract skilled technical, sales and management personnel. While skilled personnel are in high demand and competition exists for their talents, we believe that we have been able to attract and retain highly qualified personnel. We believe that our employee relations are excellent.

Proprietary Protection

We own registered marks for the SUNGARD name and own or have applied for trademark registration for many of our services and software products. To protect our proprietary services and software, we rely upon a combination of copyright, trademark and trade secret law, and confidentiality restrictions in contracts with employees, customers and others. We also have established policies requiring our personnel and representatives to maintain the confidentiality of our proprietary property.

Legal Matters

We are currently a party to certain lawsuits arising in the ordinary course of our business. We believe that none of our current legal proceedings will be material to our business, financial condition or results of operations.

Properties

We lease space, primarily for availability services facilities and sales and administrative offices, in many locations throughout North America and Europe. We also own some of our facilities. Our three largest facilities are our leased facilities in Philadelphia, Pennsylvania (506,300 square feet), Carlstadt, New Jersey (432,400 square feet) and Hounslow, England (198,000 square feet). We believe that our leased and owned facilities are adequate for our present operations.

ARRANGEMENTS BETWEEN SDS AND SUNGARD AVAILABILITY

After the distribution of our common stock, we and SDS will operate independently of each other as separate public companies. We plan to enter into a separation and distribution agreement with SDS that, together with other ancillary agreements with SDS, will facilitate our spin-off from SDS. These agreements will also govern our relationship with SDS subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material ancillary agreements include:

•	a transition services agreement;

•	an employee matters agreement;

•	an intellectual property assignment and license agreement; and

•	a tax-sharing and indemnification agreement.

The material agreements summarized below will be filed as exhibits to the registration statement into which this information statement is incorporated by reference and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. In addition, we plan to enter into a master availability services agreement with SDS. The terms of these agreements have not yet been finalized and are being reviewed by us and SDS. These agreements may be amended by the parties before the distribution.

Separation and Distribution Agreement

We expect that the separation and distribution agreement will govern (1) the restructuring plan to separate SDS’ availability services business from its other businesses, (2) SDS’ contribution of its availability services business to us, (3) the subsequent distribution of shares of our common stock to SDS’ stockholders, and (4) other matters related to SDS’ relationship with us.

The Spin-Off

We expect that the restructuring plan to separate SDS’ availability services business from its other businesses will involve the following transactions:

•	intercompany accounts between the availability services entities and SDS will be paid, contributed to capital or otherwise settled;

•	certain direct or indirect subsidiaries of SDS will be converted into limited liability companies, liquidated or merged in order to comply with certain United States federal income tax requirements for spin-offs;

•	SDS will contribute the entities that conduct the availability services business to us; and

•	we may transfer a portion of the loan proceeds from our credit agreement to enable SDS to repay a portion of its existing indebtedness.

The Contribution

SDS will contribute all of the assets and liabilities of the availability services business to us. All assets will be transferred on an “as is”/“where is” basis. Generally, neither we nor SDS will make any representation or warranty as to:

•	the assets, business or liabilities transferred or assumed as part of the distribution;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any of the assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or SDS; or

•	the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

In the event that any transfers contemplated by the separation and distribution agreement are not effected before the date of the distribution, the parties will be required to cooperate to effect these transfers as promptly as practicable following the date of the distribution, and pending any of these transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled to the asset, and to retain any liability not so transferred for the account of the other party by which such liability is to be assumed.

The Distribution

We expect that the separation and distribution agreement will provide that, on the distribution date, SDS will distribute all of its shares of our common stock to its stockholders of record as of                     , 2005, the record date. SDS will have the absolute discretion to determine whether to proceed with the distribution and to determine the date of the distribution. Notwithstanding SDS’ discretion to determine not to proceed with the distribution, SDS’ agreement to consummate the distribution is also subject to the satisfaction or waiver by SDS of a number of conditions, including the following:

•	SDS must have contributed the availability services business to us;

•	the registration statement into which this information statement is incorporated by reference must have been declared effective by the Securities and Exchange Commission;

•	our common stock must have been accepted for trading on the New York Stock Exchange or the Nasdaq National Market;

•	SDS’ board of directors must have approved the distribution, including a determination that SDS has sufficient surplus for the dividend to effect the spin-off, in accordance with Section 170 of the Delaware General Corporation Law;

•	the Internal Revenue Service must have issued a private letter ruling in form and substance satisfactory to SDS’ board of directors and/or SDS’ board of directors must have received an opinion of counsel satisfactory to it to the effect that the spin-off will qualify as a tax-free distribution for United States federal income tax purposes (except with respect to cash received in lieu of fractional shares of our common stock) and the transfer to us of the assets and the assumption by us of the liabilities related to our business will not, except with respect to certain of the transactions, result in recognition of any gain or loss to us, SDS or SDS’ stockholders;

•	any material third-party consents necessary to consummate the distribution must have been obtained;

•	there must not be any events or developments that, in the judgment of SDS’ board of directors, would result in the spin-off having an adverse effect on SDS or SDS’ stockholders; and

•	there must not have been any injunction issued by any governmental authority or any other legal restraint or prohibition that could prevent the consummation of the distribution.

Releases and Indemnification

We expect that the separation and distribution agreement will provide that SDS and SunGard Availability will each release the other from all liabilities existing or arising from all acts and events occurring before the distribution with respect to their respective businesses. The liabilities released or discharged will not include liabilities arising under or assigned by the separation and distribution agreement or any ancillary agreement.

We expect that we will agree to indemnify SDS, each of its affiliates and each of its and their respective directors, officers and employees, from all liabilities relating to:

•	our failure, the failure of any of our affiliates or the failure of any other person to promptly discharge any liabilities or obligations under any contracts associated with our business;

•	the availability services business and the contributed assets and liabilities; and

•	any material breach by us or any of our affiliates of the separation and distribution agreement or any of the other ancillary agreements.

We expect that SDS will agree to indemnify us, each of our affiliates and each of our and their respective directors, officers and employees, from all liabilities relating to:

•	SDS’ failure, the failure of any of its affiliates or the failure of any other person to promptly discharge any liabilities or obligations of SDS, other than those liabilities assumed by us in the separation and distribution agreement;

•	the businesses retained by SDS or any liability of SDS or its affiliates, other than liabilities associated with the contribution of the availability services business; and

•	any material breach by SDS or any of its affiliates of the separation and distribution agreement or any of the other ancillary agreements.

We expect that the separation and distribution agreement will also specify procedures with respect to third-party claims that are subject to indemnification and related matters.

Contingent Liabilities and Contingent Gains

We expect that the separation and distribution agreement will provide that SDS and we will indemnify each other with respect to contingent liabilities relating to our respective businesses or otherwise assigned to each of us, subject to the sharing between us and SDS of:

•	any contingent liabilities that do not primarily relate to any business of SDS or to our business; and

•	specifically identified liabilities, other than taxes, which are dealt with in the tax-sharing and indemnification agreement.

We expect that SDS will assume the defense of, and may seek to settle or compromise, any third-party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and SDS.

We expect that the separation and distribution agreement will provide that we will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to our business or that is expressly assigned to us, and SDS will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to its business or that is expressly assigned to it.

Information and Confidentiality

We expect that the separation and distribution agreement will require SDS and us to provide one another with such information relating to our respective businesses as the other party reasonably needs. We also expect that

SDS and we will agree to hold such information confidential and to not disclose it to any other person or entity, except as provided in the agreement.

Dispute Resolution

We expect that the separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SDS and us.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any other ancillary agreement, all third-party fees and expenses paid or incurred in connection with the spin-off will be paid by SDS.

Termination

We expect that the separation and distribution agreement will provide that it may be terminated and the spin-off may be abandoned at any time before the distribution date, in the sole discretion of the board of directors of SDS without our approval or the approval of SDS’ stockholders. In the event of a termination of the separation and distribution agreement, no party will have any liability to any other party or person.

Amendments and Waivers

We expect that the separation and distribution agreement will provide that before the distribution date, SDS may amend or supplement the separation and distribution agreement and the ancillary agreements in its sole discretion without our approval. If SDS modifies a material provision of the separation and distribution agreement or any ancillary agreement after the date of this information statement, we intend to issue a press release disclosing this modification and file a report of Form 8-K with the Securities and Exchange Commission. We expect that the separation and distribution agreement will provide that after the distribution, no provisions of the separation and distribution agreement or any ancillary agreement can be waived, amended or supplemented by any party, unless the waiver, amendment or supplement is given in writing and signed by the authorized representative of each SDS and SunGard Availability.

Further Assurances

In addition to the actions specifically provided for elsewhere in the separation and distribution agreement, both we and SDS will agree to use our reasonable efforts to take all actions reasonably necessary or advisable to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

Transition Services Agreement

We will enter into a Transition Services Agreement with SDS pursuant to which each party will provide to the other party specified support services for a transition period after the distribution date.

Employee Matters Agreement

We will enter into an Employee Matters Agreement with SDS, which will allocate responsibility for certain employee benefits matters on and after the distribution, including the treatment of welfare benefit plans, savings plans and equity-based plans. See also “The Spin-Off — Treatment of Options and Restricted Stock.”

Intellectual Property Assignment and License Agreement

We will enter into an Intellectual Property Assignment and License Agreement with SDS, which will provide for the allocation and recognition by and between SunGard Availability and SDS of rights under patents, copyrights, software, technology, trade secrets and certain other intellectual property owned by SunGard Availability and SDS and their respective subsidiaries as of the distribution date.

Tax-Sharing and Indemnification Agreement

Until the distribution occurs, we will be included in SDS’ United States federal consolidated income tax group, and our tax liability thus will be included in the consolidated United States federal income tax liability of SDS and its subsidiaries. We also will be included with SDS or certain SDS subsidiaries in consolidated combined or unitary income tax groups for state, local or foreign tax purposes until the distribution occurs.

We will enter into a tax-sharing and indemnification agreement with SDS under which we will allocate between SDS and ourselves responsibility for federal, state, local and foreign income and other taxes relating to taxable periods before and after the spin-off and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the tax-sharing and indemnification agreement, we also will represent that certain materials relating to us submitted to the IRS in connection with the ruling request are complete and accurate in all material respects, and we will agree that, among other things, we may not (1) take any action that would cause such materials (or representations included therein) to be untrue or the spin-off to lose its tax-free status under Code section 355 and (2) during the two-year period following the spin-off, except in certain specified transactions, sell, issue or redeem our equity securities (or those of certain of our subsidiaries) or liquidate, merge or consolidate with another person or sell or dispose of a substantial portion of our assets (or those of certain of our subsidiaries). During that two-year period, we may take certain actions prohibited by the covenants if we obtain the approval of SDS or we provide SDS with an IRS ruling or an unqualified opinion of tax counsel to the effect that these actions will not affect the tax-free nature of the distribution, in each case acceptable to SDS. Notwithstanding the receipt of any such IRS ruling or opinion, we must indemnify SDS for any taxes and related losses resulting from (1) any act or failure to act described in the covenants above, (2) any acquisition of our equity securities or assets or those of certain of our subsidiaries, and (3) any breach by us or any member of our group of certain representations in the documents submitted to the IRS in connection with the ruling request or the spin-off documents between us and SDS.

The tax-sharing and indemnification agreement further provides that, if any part of the spin-off fails to qualify for the tax treatment stated in the IRS ruling (for reasons other than those indemnified against under one or more of the spin-off tax indemnification provisions), taxes imposed upon or incurred by SDS as a result of such failure are to be allocated between SDS and us in such a manner as will take into account the extent to which the actions or inactions of each may have contributed to such failure, and each will indemnify and hold harmless the other from and against the taxes so allocated. If it is determined that neither we nor SDS contributed to the failure of spin-off to qualify for the tax treatment stated in the IRS ruling, the liability for taxes will be borne by SDS and us in proportion to average market capitalizations as determined by the average common stock closing prices during the 20 trading-day period immediately following the spin-off. In the event that the spin-off fails to qualify for the tax treatment stated in the IRS ruling and the liability for taxes as a result of such failure is allocated among SDS and us, the liability so allocated to either SDS or us could exceed each of our respective net asset values at that time.

In addition, the tax-sharing agreement will provide for cooperation and information sharing with respect to taxes.

Master Availability Services Agreement

SDS will enter into a Master Availability Services Agreement with us pursuant to which SDS will become a customer of SunGard Availability with respect to continued and future availability services for a term to be determined.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth information as of December 15, 2004 regarding individuals who are expected to serve as our directors and executive officers after the spin-off, including their anticipated positions with our company after the spin-off. After the spin-off, none of these individuals will continue to be employees of SDS. To the extent additional directors or director designees are identified before the distribution date, we will disclose the names of these additional directors or director designees in an amendment to the registration statement incorporating this information statement or in an additional filing on Form 8-K.

Name	Age	Position

James L. Mann	70	Chairman of the Board of Directors

James C. Simmons	44	President, Chief Executive Officer and Director

Michael J. Ruane	51	Senior Vice President–Finance, Chief Financial Officer and Treasurer

Theodore J. Gaasche	42	Senior Vice President and Chief Operating Officer, North America

Keith Tilley	47	Managing Director-UK and Senior Vice President-Europe

Edward C. McKeever	45	Vice President and Controller

Deborah C. Lofton	36	Senior Vice President–Legal, General Counsel and Secretary

Gregory S. Bentley	49	Director

Michael C. Brooks	59	Director

Albert A. Eisenstat	74	Director

Michael Roth	73	Director

Malcolm I. Ruddock	62	Director

Josh S. Weston	76	Director

James L. Mann – Chairman of the Board of Directors. Mr. Mann has served as a director of SDS since 1983 and served as the Chairman of the board of directors of SDS from 1987 to the present. From 1983 until 2002, Mr. Mann held various senior executive positions with SDS, including Chief Executive Officer from 1986 to 2002, President from 1986 to 2000 and Chief Operating Officer from 1983 to 1985. Mr. Mann will be an employee of SunGard Availability after the spin-off. He will also continue to serve as a director of SDS for a period of not more than two years following the spin-off.

James C. Simmons – President, Chief Executive Officer and Director. Mr. Simmons is currently the Group Chief Executive Officer and President, SunGard Availability Services, a position he has held since 1999. From 1993 to 1999, he held various senior management positions with SDS, including Senior Vice President–Sales of SDS’ principal availability services business unit from 1995 to 1997 and President of one of SDS’ software businesses from 1998 to 1999. From 1986 to 1993, Mr. Simmons led the availability services division of Solarcom Holdings, Inc. (formerly known as Sun Data, Inc.), a business that was acquired by SDS in 1993.

Michael J. Ruane – Senior Vice President–Finance, Chief Financial Officer and Treasurer. Mr. Ruane has been Senior Vice President–Finance of SDS since 2001, and SDS’ Chief Financial Officer and Treasurer since 1994. Mr. Ruane was SDS’ Vice President–Finance from 1994 until 2001. From 1992 until 1994, Mr. Ruane was Chief Financial Officer and Vice President–Finance of the SunGard Trading Systems Group. Mr. Ruane was SDS’ Vice President–Controller from 1990 to 1992, and SDS’ Corporate Controller from 1985 to 1990. Mr. Ruane is also a director of Arbinet-thexchange, Inc.

Theodore J. Gaasche – Senior Vice President and Chief Operating Officer, North America. Mr. Gaasche has served as the Chief Operating Officer and Chief Financial Officer, SunGard Availability Services, since 1999. From 1995 to 1999, he served as President, SunGard Planning Solutions. From 1987 to 1995, Mr. Gaasche held numerous positions with SDS in the areas of financial administration and planning, including Vice-President and Controller of the SunGard Recovery Services Group. Before joining SDS, he worked for a mid-sized regional accounting firm that became part of Ernst & Young’s Entrepreneurial Services Group.

Keith Tilley – Managing Director–UK and Senior Vice President–Europe. Mr. Tilley is currently the Managing Director, SunGard Availability Services (UK), a position he has held since July 2002. From November 2001 to July 2002, he was Managing Director for the UK and General Manager of Europe for SunGard Availability Services. Mr. Tilley joined SDS in 2001 as part of the acquisition of the availability services business of Comdisco, Inc., having joined such business in 1989 when Comdisco acquired an interest in Failsafe Roc Limited.

Edward C. McKeever – Vice President and Controller. Mr. McKeever is currently Vice President and Controller, SunGard Availability Services, a position he has held since 2000. From 1987 to 2000, he held various financial roles with ERM Group, an international environmental consulting firm. From 1981 to 1987, Mr. McKeever worked for Arthur Andersen.

Deborah C. Lofton – Senior Vice President–Legal, General Counsel and Secretary. Ms. Lofton has been Senior Vice President– Legal and General Counsel since November 2004. Before joining SunGard Availability Services, Ms. Lofton was General Counsel of Animas Corporation, a medical device manufacturer. From July 2003 to April 2004, Ms. Lofton was General Counsel of RMH Teleservices, Inc., a provider of customer relationship management services. From 1995 to 2003, Ms. Lofton held various legal positions with SDS, including Vice President–Legal and Assistant General Counsel. From 1992 to 1995, Ms. Lofton was an associate attorney at Morgan Lewis LLP.

Gregory S. Bentley – Director. Since 1991, Mr. Bentley has held several senior executive positions with Bentley Systems, Incorporated, an engineering software company located in Exton, PA, including Chief Executive Officer since 2000 and President and Chairman of the Board since 1995. From 1983 to 1991, Mr. Bentley was co-founder and Chief Executive Officer of Devon Systems International, Inc., a financial services software company, which was acquired by SDS in 1987. Mr. Bentley has been a director of SDS since 1991 and will continue to serve as a director of SDS for a period of not more than two years following the spin-off.

Michael C. Brooks – Director. Mr. Brooks has been General Partner of Venrock Associates, a venture capital firm located in New York, NY, since 2000. From 1985 to 2000, Mr. Brooks was General Partner of J. H. Whitney & Co., a venture capital firm located in Stamford, CT. Mr. Brooks has been a director of SDS since 1985.

Albert A. Eisenstat – Director. Mr. Eisenstat has served as a director of public companies and as a private investor since 1993. From 1980 to 1993, Mr. Eisenstat held various senior executive positions with Apple Computer, Inc., a computer and software company located in Cupertino, CA. Mr. Eisenstat serves as director of all funds in the American Century Fixed Income Funds and Business Objects, S.A. and has been a director of SDS since 1991.

Michael A. Roth – Director. Since 1989, Mr. Roth has been Of Counsel at the law firm of Katten Muchin Zavis Rosenman (formerly Rosenman & Colin LLP), a full service law firm. Mr. Roth served as a director of SDS from 1991 to 2002.

Malcolm I. Ruddock – Director. Before his retirement in 2000, Mr. Ruddock held various senior executive positions with Sunoco, Inc., an independent refiner and marketer of energy products, located in Philadelphia, PA, including Treasurer from 1989 to 2000, Director of Finance from 1988 to 1989 and Director of Acquisitions and Divestments from 1979 to 1988. Mr. Ruddock has been a director of SDS since 1983.

Josh S. Weston – Director. Mr. Weston was chairman of Automatic Data Processing, Inc., a provider of computerized transaction processing, data communication and information services, from 1982 to 1998, honorary chairman from 1998 to November 2004 and its Chief Executive Officer from 1982 to 1996. Mr. Weston is also a director of Gentiva Health Services, Inc. and J. Crew Group, Inc. and Chairman of Russ Berrie & Company, Inc. and is a trustee of various non-profit organizations.

Messrs. Brooks, Eisenstat and Ruddock are expected to resign from the board of directors of SDS immediately before the distribution of our common stock.

Board Structure

At the time of the distribution, we expect that our board of directors will consist of eight directors, two of whom will be our employees. Our board of directors will be divided into three classes. Approximately one-third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2006, approximately one-third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2007 and approximately one-third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2008. Commencing with the annual meeting of stockholders to be held in 2006, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Annual Meeting

Our first annual meeting of stockholders after the distribution is expected to be held in Spring 2006. This will be an annual meeting of stockholders for the election of Class 1 directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the State of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

Board Committees

Before the distribution, our board of directors plans to establish the following five standing committees: Audit Committee, Compensation Committee, Executive Committee, Nominating and Corporate Governance Committee, and Data Center Oversight Committee.

Audit Committee

The Audit Committee will assist the board of directors in overseeing (1) the audit and integrity of our financial statements, (2) the performance of our independent auditors, (3) the adequacy and effectiveness of our accounting, auditing and financial reporting processes, including the performance of our internal audit function, and (4) our compliance with legal and regulatory requirements, including the performance of our compliance function. The duties of the Audit Committee will include the selection and appointment of our independent auditors, including evaluation of their qualifications, performance and independence, and oversight of our Business Conduct and Compliance Program. The board of directors will elect to comply fully with the independence requirements applicable to audit committee members pursuant to Rule 10A-3 under the Exchange Act and the rules of either the New York Stock Exchange or the Nasdaq National Market. The board of directors will adopt a written charter for the Audit Committee, which will be reviewed annually by the Audit Committee.

Compensation Committee

The Compensation Committee will assist the board of directors in establishing the policies for cash and equity compensation of our executive officers and in administering our stock option, purchase and award plans. The duties of the Compensation Committee will include evaluating and determining the compensation of the chief executive officer and the chairman of the board, and reviewing the compensation of the other executive officers.

Executive Committee

The Executive Committee will assist the board of directors in exercising the powers of the Board during the intervals between Board meetings, except those powers that are prohibited by law from being delegated or are otherwise reserved by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will assist the board of directors in identifying and evaluating potential candidates for director, making recommendations to the board of directors for director nominees, determining the compensation of non-employee directors, developing corporate governance principles and overseeing corporate governance matters. The Nominating and Corporate Governance Committee will consider director nominee recommendations received from our stockholders, directors and executive officers. In addition, the Nominating and Corporate Governance Committee may engage third-party search firms to help identify and facilitate the screening and interview process for director nominees.

Data Center Oversight Committee

The Data Center Oversight Committee will assist the board of directors in overseeing the audit and integrity of our availability-services facilities and other IT infrastructure, including information systems security policies. This will include reviewing and overseeing periodic audits of our data centers by regulatory authorities to the extent applicable.

Executive Sessions

Our independent directors will meet at regularly scheduled executive sessions without management. We expect that one of our independent directors will be designated as the presiding independent director, or lead director, and will chair the executive sessions.

Director Compensation

Directors who will also be our executives will not receive additional compensation for serving on the board of directors or committees.

Each independent director will automatically receive an initial five-year restricted stock award when first elected to the board, and will automatically receive additional awards upon reelection as an outside director every fifth year thereafter. Each five-year award will be for a number of shares equal to the result of dividing $300,000 by the closing price of our common stock on the date of grant. The shares awarded will be subject to transfer restrictions until they vest, at the rate of 20% per year, on the dates of our next five annual meetings after the date of grant. If an outside director dies or is permanently disabled, or if a change in control of the company occurs, then all remaining unvested shares will immediately vest. If an outside director’s directorship terminates for any other reason, then all remaining unvested shares will be forfeited.

In addition, each independent director will receive (i) an annual fee of $15,000, (ii) meeting fees of $2,000 for each board meeting attended, and (iii) reimbursement of applicable travel and other expenses. Audit Committee members will receive a fee of $4,000 for each meeting attended, and, in addition, the chair of the Audit Committee will receive an additional annual fee of $15,000. Compensation Committee members will receive a fee of $3,000 for each meeting attended and, in addition, the chair of the Compensation Committee will receive an additional annual fee of $5,000. Data Center Oversight, Executive and Nominating and Corporate Governance Committee

members will receive a fee of $1,000 for each meeting attended and, in addition, the chair of each of these committees will receive an additional annual fee of $2,000. No additional compensation will be paid for service on subcommittees.

We will enter into indemnification agreements with our directors and officers.

Executive Compensation

We expect that our compensation policies for executive officers, as determined by the Compensation Committee, will be to (1) provide competitive compensation packages to retain and attract superior executive talent, (2) link a significant portion of compensation to financial results to reward successful performance, and (3) provide long-term equity compensation to further align the interests of executive officers with those of stockholders and further reward successful performance. The principal components of our executive officer compensation program will be base salary, annual cash incentive plans and long-term equity incentive awards.

Employment Arrangements

Change in Control Agreements

Effective as of December 15, 2004, SDS entered into Change in Control Agreements with Messrs. Simmons, Gaasche, Ruane and Tilley and one other key executive of SunGard Availability. Under the terms of the agreements, we will assume the agreements when the spin-off is completed and will be considered the “Company” for purposes of the agreements. Under these agreements, a “Change in Control” of the Company is defined as any of the following events:

•	The occurrence of any event that would, if known to the Company’s management, be required to be reported by the Company under Item 5.01(a) of Form 8-K pursuant to the Exchange Act;

•	The acquisition or receipt, in any manner, by any person (as defined for purposes of the Exchange Act) or any group of persons acting in concert, of direct or indirect beneficial ownership (as defined for purposes of the Exchange Act) of twenty percent (20%) or more of the combined voting securities ordinarily having the right to vote for the election of directors of the Company; provided that the following shall not constitute a Change in Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company or any of its affiliates, or (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its affiliates;

•	A change in the constituency of the board of directors of the Company, or the Board, with the result that individuals, or the Incumbent Directors, who are members of the Board as of the effective date of the agreement, or the Effective Date, cease for any reason to constitute at least a majority of the Board; provided that any individual who is elected to the Board after the Effective Date and whose nomination for election was unanimously approved by the Incumbent Directors shall be considered an Incumbent Director beginning on the date of his or her election to the Board;

•	Consummation of a merger, consolidation or reorganization involving the Company, unless such merger, consolidation or reorganization results in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent thereof) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or parent thereof outstanding immediately after such merger, consolidation or reorganization;

•	A complete liquidation or dissolution of the Company; or

•	A sale, exchange or other disposition or transfer of all or substantially all of the Company’s business or assets, other than pursuant to a spin-off or comparable transaction in which the transferee is controlled by the Company or its existing stockholders immediately prior to such transfer.

Each agreement provides that if within two years of a “Change in Control,” or during a “Potential Change in Control Period” (defined as the period beginning 90 days before the execution of a binding agreement that would constitute or result in a Change in Control), (i) the Company terminates the executive’s employment other than for

“cause” as defined in the agreement or (ii) the executive terminates his employment for “good reason” as defined in the agreement, including for any or no reason within the 30-day period following the one-year anniversary of a Change in Control, or the 30 Day Clause, the executive, upon execution of a release and waiver, will receive the following:

•	a lump sum severance payment equal to the “applicable multiplier” multiplied by the sum of (i) the executive’s annual base salary and (ii) the executive’s annual bonus amount at goal;

•	base salary, vacation pay and reimbursable business expenses earned by, payable to or accrued by the executive through and including the termination date, as well as a pro rata portion of the executive’s bonus amount at goal for the fiscal year in which the executive’s termination occurs;

•	either (i) for a period of 12 months times the “applicable multiplier” following termination, continued receipt of benefits under retirement, life insurance, long-term disability, medical, dental and other group health benefits and plans no less favorable than those provided to the executive before the termination or to any other similarly situated employee during the three-year period or (ii) a cash payment in the amount of $75,000 times the applicable multiplier;

•	either (i) outplacement assistance up to an amount of 20% of the executive’s base salary payable within one year of the termination date or (ii) a cash payment in the amount of 20% of the executive’s base salary; and

•	a gross-up payment such that if any payments and benefits received by the executive from the Company would subject the executive to the excise tax contained in Section 4999 of the Internal Revenue Code of 1986, as amended, the executive will be entitled to receive an additional payment that will place the executive in the same after-tax economic position that the executive would have enjoyed if such excise tax had not applied.

The “applicable multiplier” for the executives is three.

In addition, if either the executive’s employment is terminated during a Potential Change in Control Period, or if a Change in Control occurs, (i) the executive’s equity awards other than performance accelerated stock options become vested, restrictions lapse and the option shares become fully exercisable and (ii) for the executive’s performance accelerated stock options, if the performance period is not completed, a pro rata portion of the total shares becomes immediately vested and exercisable, and if the performance period has been completed, then the shares already subject to accelerated vesting (because all or part of the performance goals were met) will become immediately vested and exercisable.

By signing the Change in Control Agreement, the executive agrees to certain non-disclosure and assignment of rights provisions, and also agrees to be bound by certain non-solicitation and non-competition restrictions during the benefit continuation period.

Furthermore, SDS entered into an Addendum to Change in Control Agreement with Mr. Ruane, under which he would receive 36 months of base salary and benefits continuation if the distribution is not completed by October 31, 2005 and he resigns on or before January 31, 2006.

Effective as of December 15, 2004, SDS entered into, and upon the distribution, we will also assume, Change in Control Agreements with Ms. Lofton, Mr. McKeever, and seven other of our key executives. The agreements are substantially similar to the change in control agreements described above, except that (i) the 30-Day Clause is not included and (ii) the “applicable multiplier” varies. For Ms. Lofton and five other key executives, the “applicable multiplier” is two. For Mr. McKeever and two other key executives, the “applicable multiplier” is one and one-half.

Summary Compensation Table

The following table contains certain information about compensation earned for services rendered to SDS during the last fiscal year by those persons who are expected to be the chief executive officer and the other four most highly compensated executive officers of SunGard Availability immediately following the spin-off. SDS’ fiscal year is the calendar year.

					LONG-TERM COMPENSATION
		ANNUAL COMPENSATION			AWARDS(2)	PAYOUTS(3)
NAME AND PRINCIPAL POSITION	YEAR	SALARY($)	BONUS($)	OTHER ANNUAL COMPENSA- TION ($)(1)	SECURITIES UNDERLYING OPTIONS/ SARS (#)	LONG- TERM INCENTIVE PLANS ($)	ALL OTHER COMPENSA- TION ($)(4)
James C. Simmons President, Chief Executive Officer and Director	2003	400,000	1,049,657	6,000	85,000	1,461,537	8,000
Theodore J. Gaasche Senior Vice President and Chief Operating Officer, North America	2003	360,000	1,014,657	6,000	85,000	1,303,533	8,000
James L. Mann Chairman of the Board of Directors	2003	619,000	596,519	1,894	—	—	8,000
Michael J. Ruane Senior Vice President-Finance, Chief Financial Officer and Treasurer	2003	374,000	286,381	8,806	110,625	—	8,000
Keith Tilley (5) Managing Director–UK and Senior Vice President–Europe	2003	275,668	164,040	—	35,000	—	33,649

(1)	Consists of amounts reimbursed in connection with the payment of taxes. The cost of perquisites is not disclosed for any executive officer named in the table because the disclosure threshold (the lower of $50,000 or 10% of salary plus bonus) was not reached.

(2)	All of the 2003 options for SDS common stock reflected in the table are performance accelerated stock options, or PASOs, except for 25,000 shares granted to Mr. Ruane which are ordinary non-PASO stock options that vest ratably over four years. Upon termination of employment, only vested stock option shares may be exercised. Each PASO has a term of ten years, and none of the shares vest until nine and one-half years after the date of grant unless the annual financial performance goals are met. If the annual financial performance goals are partly or fully achieved, then some or all of the PASO shares vest three years after grant if the recipient is still employed. For PASOs granted before 2004, if the financial performance goals are exceeded, then the recipient earns additional cash compensation that is paid when the shares vest.

(3)	The 2003 payouts are cash payments made under PASOs granted in 2001 and were earned as the result of exceeding performance goals for the three-year performance periods of 2001 through 2003.

(4)	Except for Mr. Tilley, consists of contributions made by SDS to a defined contribution retirement plan. For Mr. Tilley, consists of contributions made by SDS to a pension plan.

(5)	Compensation amounts for Mr. Tilley have been converted from British pounds to U.S. dollars at an exchange rate as of December 31, 2003 of 1.77850.

Option Grant Table

We have not granted any equity awards to our executive officers named in the Summary Compensation Table, but we expect to do so following the spin-off.

The following table contains information regarding stock options of SDS, for each of our executive officers named in the Summary Compensation Table: (1) the number of shares of common stock of SDS underlying options granted during 2003, (2) the percentage that those options represent of total options granted to SDS employees during 2003, (3) the exercise price per share, which equals the market value on the date of grant, (4) the expiration date, and (5) the potential realizable value, assuming 5% and 10% annual rates of appreciation (compounded annually) in the market value of SDS’ common stock throughout the option term. For Messrs. Mann and Ruane, options to acquire SDS common stock will be replaced with options to acquire both SDS and our common stock. For Messrs. Simmons, Gaasche and Tilley, vested options to acquire SDS common stock will be replaced with options to acquire both SDS and our common stock, and unvested options to acquire SDS common stock will be replaced with options to acquire our common stock. See “The Spin-Off—Treatment of Options and Restricted Stock.”

	INDIVIDUAL GRANTS					POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM(1)
NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED(2)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR		EXERCISE OR BASE PRICE ($/SH)	EXPIRATION DATE	5% ($)	10% ($)
James C. Simmons	85,000	1.1%		19.35	03/03/13	1,034,374	2,621,308
Theodore J. Gaasche	85,000	1.1%		19.35	03/03/13	1,034,374	2,621,308
James L. Mann	—	—		—	—	—	—
Michael J. Ruane	25,000 85,625	0.3 1.2	% %	19.35 19.35	02/26/13 03/03/13	304,228 1,041,980	770,973 2,640,582
Keith Tilley	35,000	0.5%		19.35	03/03/13	425,919	1,079,362

(1)	The actual value, if any, which an option holder may realize will depend upon the amount by which the actual market value on the date of exercise exceeds the exercise price and also on the option holder’s continued employment through the vesting period. The actual value to be realized by the option holder may be more or less than the potential realizable values stated in this table.

(2)	All of the option grants listed in the table are SDS PASOs, except for the grant of 25,000 shares to Mr. Ruane. These PASOs will not vest until August 26, 2012, except that vesting may accelerate in part or in full on December 31, 2005 to the extent that stated financial performance goals are satisfied for the one-year performance period of 2003. Mr. Ruane’s grant for 25,000 shares is an ordinary non-PASO option that is exercisable and vests over four years in equal annual increments beginning one year after the date of grant.

Aggregated Option Exercises and Year-End Option Value Table

None of our executive officers named in the Summary Compensation Table held options to purchase SunGard Availability common stock in our fiscal year ended December 31, 2003.

The following table contains, for each of our executive officers named in the Summary Compensation Table, (1) the number of shares of SDS’ common stock acquired upon the exercise of options during 2003, (2) the value realized as a result of those exercises (based upon the closing price on the date of exercise for option shares that were exercised and held, or the actual sale price for option shares that were simultaneously exercised and sold, less the option exercise price), (3) the number of shares of SDS’ common stock underlying unexercised options held on December 31, 2003, and (4) the value of in-the-money options held on December 31, 2003, based upon the closing price of SDS on December 31, 2003, which was $27.71 per share of common stock.

NAME	SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ($)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT YEAR-END (#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END ($)
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
James C. Simmons	109,008	1,578,865	243,886	328,252	2,361,568	1,293,823
Theodore J. Gaasche	15,840	195,445	235,510	299,136	2,470,766	1,121,202
James L. Mann	—	—	1,352,500	447,500	22,065,525	1,408,600
Michael J. Ruane	—	—	283,298	370,477	4,234,109	1,883,593
Keith Tilley	—	—	6,000	79,100	—	292,600

Certain Transactions With Management

Mr. Mann, who will be the chairman of our board of directors, owns Hawk Flight, Inc. and Steamboat Rentals, Inc., which operate charter aircraft businesses. The services of these companies are used for business travel by SDS executives, including Mr. Mann, at arm’s-length terms approved by the disinterested members of the SDS board of directors. During 2003, SDS paid approximately $130,000 to these companies in total for business travel by SDS executives. We expect that we will have similar arrangements in place for use of these services, also to be approved by the independent directors of our board.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Beneficial Ownership of Our Common Stock

Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by SDS. To the extent directors and executive officers own or will own SDS common stock before the distribution, they will receive shares of our common stock in the distribution on the same basis as other holders of SDS common stock. The following table sets forth information as of December 15, 2004 with respect to the projected beneficial ownership of our outstanding common stock, immediately following the completion of the distribution assuming a one-for-one distribution ratio, by each person who is known by us to beneficially own more than 5% of our common stock, by each of our directors, by each of our executive officers named in the Summary Compensation Table below, and by all of our directors and executive officers as a group.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED(1)		PERCENT OF CLASS(2)
Ariel Capital Management, LLC(3) 200 E. Randolph Drive, Suite 2900, Chicago IL 60601	14,947,925		5.2%

Barclays Global Investors(4) 45 Fremont Street, San Francisco, CA 94105	28,971,766		10.1%

Gregory S. Bentley (director)	86,746	(5)(6)	—

Michael C. Brooks (director)	88,458	(5)	—

Albert A. Eisenstat (director)	105,708	(5)	—

Theodore Gaasche (executive officer)	423,609	(7)	—

James L. Mann (director)	1,453,576	(7)	—

Michael Roth (director)	75,458	(8)	—

Michael J. Ruane (executive officer)	534,775	(7)	—

Malcolm I. Ruddock (director)	37,708	(5)	—

James C. Simmons (executive officer)	469,548	(7)	—

Keith Tilley (executive officer)	38,100	(7)	—

Josh S. Weston (director)	—		—

All 13 directors and executive officers as a group	3,366,698	(5)(6)(7)	1.2%

(1)	Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a broker, bank, nominee or trustee for the beneficial owner’s account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Unless otherwise indicated, the beneficial ownership of any named person does not exceed one percent of the approximately 287,923,700 shares of our common stock projected to be outstanding immediately following the completion of the distribution assuming a one-for-one distribution ratio, adjusted as required by applicable rules.

(3)	Based upon a Schedule 13G filed by the beneficial owner on December 9, 2004.

(4)	Based upon a Schedule 13G filed by the beneficial owner on May 11, 2004.

(5)	Includes the following restricted shares that are subject to transfer restrictions and forfeiture: Mr. Bentley–17,528; Mr. Brooks–7,082; Mr. Eisenstat–7,082; and Mr. Ruddock–7,082; and all directors as a group–38,774.

(6)	Includes 11,200 shares owned by trusts for the benefit of Mr. Bentley’s children, as to which Mr. Bentley disclaims beneficial ownership.

(7)	Includes the following shares which the beneficial owner has the right to acquire within 60 days after December 15, 2004 by exercising stock options: Mr. Gaasche–404,810; Mr. Mann–1,295,000; Mr. Ruane–385,735; Mr. Simmons–448,638; and Mr. Tilley–38,100; and all directors and executive officers as a group–2,611,533.

(8)	Includes 1,000 shares owned by Mr. Roth’s wife, as to which Mr. Roth disclaims beneficial ownership, and 1,000 shares owned by a trust of which Mr. Roth is co-trustee.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our authorized capital will consist of              shares of common stock, par value $.01 per share, and              shares of preferred stock, $.01 par value per share. No shares of preferred stock are outstanding as of the date of this information statement. Immediately before the distribution of our common stock,              shares of common stock will be issued and outstanding. Immediately following the distribution,              shares of common stock will be issued and outstanding.

Common Stock

The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefore and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders.

The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are, and after the distribution will continue to be, fully paid and nonassessable.

Preferred Stock

Under the certificate of incorporation that will be in effect at the time of the distribution, the board will have the authority, without further action by stockholders, to issue up to              shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no current plans to issue any shares of preferred stock.

Antitakeover Provisions

Certificate of Incorporation and By-law Provisions

Various provisions that will be contained in our certificate of incorporation and by-laws at the time of the distribution could delay or discourage some transactions involving an actual or potential change in control of us and may limit the ability of stockholders to remove current directors or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. In our certificate of incorporation, these provisions will:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•

divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us;

•	provide that directors may be removed by stockholders only for cause;

•	not provide for cumulative voting in the election of directors, which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	state that special meetings of our stockholders may be called only by our board of directors or the chair of the board of directors;

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of 80% of the outstanding shares;

•	allow only incumbent directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only within a permitted range by resolution of the board of directors.

In addition, our by-laws will establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

Share Purchase Rights Plan

Prior to the distribution, we expect that our board of directors will adopt a share purchase rights plan that will include the following terms and provisions. At the time of adoption, our board of directors will declare a distribution of one preferred share purchase right for each share of our common stock outstanding at 5:00 p.m., New York City time, on a date to be determined by the board of directors and for each share of our common stock (including shares distributed from treasury stock) issued thereafter. Each right will entitle the registered holder to purchase from us a unit of our preferred stock, constituting one one-hundredth of a share of our Series A preferred stock, par value $0.01 per share, at a purchase price that will be determined by the board of directors at the time the rights plan is adopted, and that will be subject to certain anti-dilution adjustments. Each unit of preferred stock will have designations and powers, preferences and rights, and qualifications, limitations and restrictions which will make its value approximately equal to the value of a common share. The description and terms of the rights will be set forth in a rights agreement, which is filed as an exhibit to the Form 10 into which this information statement is incorporated by reference.

Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from our common stock and will be distributed on the distribution date, which will occur upon the earlier of:

•	the stock acquisition date, which will be 10 days following a public announcement that a person or group of affiliated or associated persons (other than us, any of our subsidiaries or any of our employee benefit plans) has acquired 15% or more of the then outstanding shares of our common stock (such person or group referred to as an “acquiring person”); and

•	10 business days (or such later date as may be determined by action of the board of directors before any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or entity becoming an acquiring person.

Until the distribution date, (i) the rights will be evidenced by our common stock certificates and will be transferred with and only with our common stock certificates, (ii) new common stock certificates issued after the record date (also including shares distributed from treasury) will contain a notation incorporating the rights agreement by reference and (iii) the surrender or transfer of any certificates representing our outstanding common stock will also constitute the transfer of the rights associated with our common stock represented by such certificates.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock at 5:00 p.m., New York City time, on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

The rights are not exercisable until the distribution date and will expire at 5:00 p.m. New York City time, on the final distribution date, which will be the tenth anniversary of the rights agreement unless earlier redeemed by us, as described below.

In the event that:

•	SunGard Availability is the surviving corporation in a merger with an acquiring person and shares of our common stock remain outstanding;

•	a person or group becomes an acquiring person;

•	an acquiring person engages in one or more interested transactions; or

•	during such time as there is an acquiring person, an event occurs that results in such acquiring person’s ownership interest in us being increased by more than 1% (e.g., by means of a recapitalization);

then, in each such case (referred to as a “triggering event”), each holder of a right will thereafter have the right to receive, upon exercise of the right, units of preferred stock (or, in certain circumstances, our common stock, cash, property or other securities of the company) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of preferred stock issuable upon exercise of a right prior to the events described in this paragraph. However, following the occurrence of any of the events set forth in this paragraph, all rights that are, or, under certain circumstances were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date:

•	we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and SunGard Availability is not the surviving corporation;

•	any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person; or

•	50% or more of our assets or earning power is sold or transferred;

each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the acquiring person having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of units of preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

•	if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock; or

•	upon the distribution to the holders of the preferred stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the preferred stock prior to the date of exercise.

At any time prior to the earlier of (i) ten business days following the stock acquisition date or (ii) the final expiration date, a majority of our directors may redeem the rights in whole, but not in part, at a price of $             per right (subject to adjustment in certain events), payable, at the election of the directors, in cash or shares of our common stock. Immediately upon the action of a majority of the directors ordering the redemption of the rights, the rights will terminate and the only remaining right of the holders of rights will be to receive such redemption price.

The board of directors, at its option, may exchange each right for (i) one unit of preferred stock or (ii) such number of units of preferred stock as will equal (x) the difference between the aggregate market price of the number of units of preferred stock to be received upon a triggering event and the purchase price set forth in the rights agreement, divided by (y) the market price per unit of preferred stock upon a triggering event.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of SunGard Availability, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of preferred stock (or other consideration).

The preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us. In addition, the holders of the units of our preferred stock will be entitled to:

•	a minimum preferential quarterly dividend of $.01 per unit or any higher per share dividend declared on our common stock;

•	one vote, voting together with our common stock, with the right, voting as a separate class, to elect directors if dividends on the preferred stock are in arrears for six fiscal quarters;

•	in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, the per share amount paid in respect of each share of our common stock; and

•	in the event of liquidation, a preferred liquidation payment equal to the greater of $.01 per unit and the per share amount paid in respect of a share of our common stock.

These rights of holders of the preferred stock are protected by customary antidilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the economic value of one unit of preferred stock that may be acquired upon the exercise of each right is expected to approximate the economic value of one share of our common stock.

Any of the provisions of the rights agreement may be amended without the approval of the holders of our common stock at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination.

Transfer Agent and Registrar

We have appointed              as the transfer agent and registrar for our common stock.

National Stock Exchange Listing or Quotation

We intend to apply to have our common stock traded on the New York Stock Exchange or the Nasdaq National Market.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the distribution of our common stock, we will have a continuing relationship with SDS as a result of the agreements we are entering into in connection with the distribution, including the separation and distribution agreement, the master transition services agreement, the intellectual property assignment and license agreement, the employee matters agreement, the availability services agreement and the tax-sharing and indemnification agreement. We believe the charges for services under both the transition services agreement and the master availability services agreement will be no less favorable than those we could have obtained by negotiating these agreements at arm’s length with an independent third party. For a detailed discussion of each of these agreements, please see “Arrangements Between SDS and SunGard Availability.”

Some of our officers and directors own shares of SDS common stock and vested and unvested options to acquire additional shares of SDS common stock. Additionally, some of our officers and directors are former employees or directors of SDS. Ownership of SDS common stock and options to acquire SDS common stock could create or appear to create conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for SDS and us.

DESCRIPTION OF CERTAIN INDEBTEDNESS

In connection with our spin-off from SDS, we expect to enter into a credit facility. Under this credit facility, we expect to become subject to various debt covenants, including restrictions on our ability to:

•	incur additional indebtedness;

•	create liens;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets;

•	declare or pay dividends or other distributions to stockholders; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our certificate of incorporation, as amended, and bylaws provide for indemnification of our officers and directors to the maximum extent permitted by Delaware law.

We also expect to enter into indemnification agreements with our directors and officers providing for indemnification to the fullest extent permitted by Delaware law and, in certain respects, the indemnification agreements may provide greater protection than that specifically provided for by Delaware law. The indemnification agreements will not provide indemnification for, among other things, conduct which is found to be knowingly fraudulent or deliberately dishonest, or for willful misconduct.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form 10 under the Securities Exchange Act of 1934 for the common stock being issued to you in the distribution of our common stock. This information statement, filed as an exhibit to the registration statement and incorporated therein by reference, omits certain information contained in the registration statement and the other exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the registration statement are not necessarily complete, and are qualified by reference to the copy of such document. The registration statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained at prescribed rates by writing to the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We are not currently subject to the informational requirements of the Exchange Act. Following the distribution, we will be subject to such informational requirements, and in accordance therewith, we will file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the address set forth above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of SunGard Data Systems Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of income, invested equity and cash flows present fairly, in all material respects, the financial position of the Availability Services business of SunGard Data Systems Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of SunGard Data Systems Inc. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

December 22, 2004

SunGard Availability Services

Combined Statements of Income

				(unaudited)
	Year ended December 31,			Nine months ended Sept. 30,
(in thousands)	2003	2002	2001	2004	2003
Revenue (including revenue from affiliated companies of $5,564, $2,820, $1,786, $4,505 and $3,512)	$1,136,138	$1,008,963	$482,922	$866,318	$841,143

Costs and expenses:
Cost of services	467,345	423,401	197,920	370,303	351,459
Sales, marketing and administration	186,838	200,844	99,766	127,562	140,711
Depreciation and amortization	152,042	143,549	54,296	102,399	117,016
Amortization of acquisition-related intangible assets	20,007	16,696	5,753	15,488	14,788
Merger costs	(4,476)	9,203	5,894	(424)	—

	821,756	793,693	363,629	615,328	623,974

Income from operations	314,382	215,270	119,293	250,990	217,169
Interest and other income	1,104	1,564	2,342	1,009	556
Interest expense to affiliate	(36,315)	(35,733)	(6,291)	(16,581)	(25,945)
Interest expense	(2,327)	(1,186)	(48)	(770)	(1,268)
Loss on write-off of investment	—	—	(11,890)	—	—

Income before income taxes	276,844	179,915	103,406	234,648	190,512
Income taxes	115,839	75,716	43,299	98,083	79,634

Net income	$161,005	$104,199	$60,107	$136,565	$110,878

The accompanying notes are an integral part of these financial statements.

SunGard Availability Services

Combined Balance Sheets

	December 31,		(unaudited)
(in thousands)	2003	2002	Sept. 30, 2004
Assets
Current:
Cash and equivalents	$39,495	$141,266	$36,806
Trade receivables, less allowance for doubtful accounts of $32,040, $30,917 and $35,790	242,253	228,708	217,546
Earned but unbilled receivables	22,593	18,220	26,810
Prepaid expenses and other current assets	42,580	31,711	41,905
Deferred income taxes	20,663	30,627	20,663

Total current assets	367,584	450,532	343,730
Property and equipment, less accumulated depreciation of $496,807, $352,589 and $594,787	443,144	446,154	460,050
Customer base, less accumulated amortization of $78,865, $57,321 and $94,522	276,596	281,856	262,380
Other assets	33,741	29,262	18,491
Goodwill	618,148	584,985	622,060

Total Assets	$1,739,213	$1,792,789	$1,706,711

Liabilities and Invested Equity
Current:
Current portion of notes to affiliated company	$28,750	$28,750	$28,750
Accounts payable	31,103	34,837	23,197
Accrued compensation and benefits	44,041	48,324	27,863
Other accrued expenses	93,979	138,734	92,520
Deferred revenue	287,876	268,050	270,454

Total current liabilities	485,749	518,695	442,784
Notes to affiliated company	494,177	761,400	493,692
Capital lease obligations	9,939	10,955	7,496
Deferred income taxes	36,412	13,794	36,412

Total liabilities	1,026,277	1,304,844	980,384

Commitments and contingencies (see Note 10)
Invested equity:
Owner’s net investment	623,934	457,413	630,943
Accumulated other comprehensive income	89,002	30,532	95,384

Total invested equity	712,936	487,945	726,327

Total Liabilities and Invested Equity	$1,739,213	$1,792,789	$1,706,711

The accompanying notes are an integral part of these financial statements.

SunGard Availability Services

Combined Statements of Cash Flows

				(unaudited)
	Year ended December 31,			Nine months ended Sept. 30,
(in thousands)	2003	2002	2001	2004	2003
Cash Flow From Operations
Net income	$161,005	$104,199	$60,107	$136,565	$110,878
Reconciliation of net income to cash flow from operations:
Depreciation and amortization	172,049	160,245	60,049	117,887	131,804
Loss on write-off of investment	—	—	11,890	—	—
Noncash increase in other assets	(22,364)	(8,993)	(10,989)	(18,120)	(20,487)
Gain on sale of non-operating facility	(6,563)	—	—	—	—
Deferred income tax provision (benefit)	27,448	15,952	(7,872)	—	—
Accounts receivable and other current assets	(10,552)	76,005	(49,382)	54,715	25,277
Accounts payable and accrued expenses	(39,236)	(15,444)	23,974	(28,130)	(16,276)
Deferred revenue	21,042	(6,620)	43,094	(17,423)	(3,850)

Cash flow from operations	302,829	325,344	130,871	245,494	227,346

Investment Activities
Cash paid for acquired businesses, net of cash acquired	(1,153)	(136,231)	(848,464)	—	—
Cash paid for property and equipment	(138,153)	(80,283)	(59,860)	(108,630)	(110,003)
Cash received from sale of non-operating facility	12,693	—	—	—	—
Cash paid for software and other assets	(4,335)	(2,710)	(1,455)	(5,290)	(2,913)

Cash used in investment activities	(130,948)	(219,224)	(909,779)	(113,920)	(112,916)

Financing Activities
Change in owner’s net investment	(175,420)	(264,088)	394,444	(129,556)	(169,526)
Cash received from borrowings from affiliate	—	180,934	575,000	—	—
Cash used to repay debt to affiliate	(86,288)	(1,438)	(5,023)	2,222	(48,580)
Capital lease payments	(11,944)	(108,553)	—	(6,929)	(8,199)

Cash received from (used in) financing activities	(273,652)	(193,145)	964,421	(134,263)	(226,305)

Increase (decrease) in cash and equivalents	(101,771)	(87,025)	185,513	(2,689)	(111,875)
Beginning cash and equivalents	141,266	228,291	42,778	39,495	141,266

Ending cash and equivalents	$39,495	$141,266	$228,291	$36,806	$29,391

SunGard Availability Services

Combined Statements of Cash Flows continued

				(unaudited)
	Year ended December 31,			Nine months ended Sept. 30,
(in thousands)	2003	2002	2001	2004	2003
Supplemental Information
Interest paid	$38,642	$36,919	$6,339	$17,351	$27,213

Acquisition of equipment under capital leases	$6,755	$—	$—	$3,769	$6,755

Capital contribution in lieu of debt repayment	$180,936	$—	$—	$—	$—

Income taxes paid	$82,873	$41,561	$43,067	$85,454	$75,567

Acquired businesses:
Property and equipment	$390	$77,199	$311,074	$—	$374
Customer base	647	73,000	206,000	—	647
Goodwill (see Note 2)	(6,252)	237,712	322,313	(1,533)	(1,653)
Other assets	—	9,376	13,895	—	—
Deferred income taxes	(1,251)	(8,209)	13,153	—	—
Acquired debt assumed	—	(122,386)	(3,371)	—	—
Net current assets (liabilities) assumed	7,619	(130,461)	(14,600)	1,533	632

Cash paid for acquired businesses, net of cash acquired of $36,893 and $3,834 in 2002 and 2001, respectively	$1,153	$136,231	$848,464	$—	$—

The accompanying notes are an integral part of these financial statements.

SunGard Availability Services

Combined Statement of Invested Equity

(in thousands)	Owner’s Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity

Balances at December 31, 2000	$162,751	$ (300)	$162,451
Comprehensive income:
Net income	60,107	—
Foreign currency translation	—	(9)
Total comprehensive income			60,098
Net cash contribution from owner	394,444	—	394,444

Balances at December 31, 2001	617,302	(309)	616,993
Comprehensive income:
Net income	104,199	—
Foreign currency translation	—	30,841
Total comprehensive income			135,040
Net cash distribution to owner	(264,088)	—	(264,088)

Balances at December 31, 2002	457,413	30,532	487,945
Comprehensive income:
Net income	161,005	—
Foreign currency translation	—	58,470
Total comprehensive income			219,475
Net cash distribution to owner	(175,420)	—	(175,420)
Noncash contribution from owner	180,936	—	180,936

Balances at December 31, 2003	623,934	89,002	712,936
Comprehensive income:
Net income	136,565	—
Foreign currency translation	—	6,382
Total comprehensive income			142,947
Net cash distribution to owner	(129,556)	—	(129,556)

Balances at September 30, 2004 (unaudited)	$630,943	$95,384	$726,327

The accompanying notes are an integral part of these financial statements.

SunGard Availability Services

Notes to Combined Financial Statements

(Includes unaudited financial information for the periods ended September 30, 2004 and 2003)

1. Background

The SunGard Availability Services business (SunGard Availability or the Company) currently operates through wholly owned subsidiaries of SunGard Data Systems Inc. (SDS). On October 4, 2004, SDS announced its plan to spin off SunGard Availability through a tax free distribution of shares to the shareholders of SDS. The shares distributed will be those of SunGard Availability Inc., which will hold all of the business of SunGard Availability at the time of the spin-off. SDS currently expects to complete the spin-off on March 31, 2005. The spin-off is subject to certain conditions, including receipt of a favorable ruling from the Internal Revenue Service or an acceptable tax opinion, and may or may not occur by the contemplated time or at all. The Company expects to adopt a stockholder rights plan prior to the completion of the distribution.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of SDS using the historical results of operations and historical basis of assets and liabilities of the Company’s business. These combined financial statements may not necessarily be indicative of the historical results that would have been obtained if the Company had been a separate company during the periods presented or the results that may be obtained in the future. Because a direct ownership relationship did not exist among all the various units comprising the Company, SDS’ net investment in the Company is shown in lieu of stockholders’ equity in the combined financial statements.

The combined financial statements include allocations of certain SDS expenses, assets and liabilities, including items described below.

General Corporate Expenses

The combined financial statements include allocations of certain SDS general corporate expenses for periods presented based on the average of the relationship of SDS corporate expenses to revenue and to the number of employees. These allocations are reflected in sales, marketing and administration expenses, and are primarily for cash management, legal, accounting, tax, internal audit, investor relations, corporate marketing and human resources, and totaled $11.1 million, $10.5 million and $6.0 million for 2003, 2002 and 2001, respectively, and $8.5 million and $8.3 million for the nine months ended September 30, 2004 and 2003, respectively. Following the spin-off, the Company will perform these functions using its own resources or through purchased services.

Interest Expense

Historically, SDS has provided financing to the Company. While the combined balance sheets do not include external debt other than capital lease obligations, they do include notes to an affiliated company related primarily to the Company’s acquisitions of the availability services business of Comdisco, Inc. (CAS) and Guardian iT plc (Guardian). The Company’s interest expense as a stand-alone company may be higher or lower than the amounts reflected in the combined results of operations. Interest expense also includes interest related to the Company’s capital lease obligations.

Income Taxes

The Company’s income taxes are calculated on a separate return basis. However, SDS was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily indicative of the tax strategies that the Company would have followed or will follow as a stand-alone company.

Cash and Receivables

SDS uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Company’s domestic business are transferred to SDS on a regular basis and are netted against the owner’s net investment account. For the Company’s international operations, cash deposits are maintained in separate accounts of the Company. At December 31, 2003 and 2002, and September 30, 2004, trade receivables included receivables resulting from sales to SDS of $0.5 million, $0.6 million and $5.6 million, respectively. These receivables will be settled as of the distribution date.

2. Summary of Significant Accounting Policies

Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The Company amortizes identifiable intangible assets over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives, which could change due to many factors, including product demand, market conditions, technological developments, economic conditions and competition.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 requires that the following criteria be met in determining whether revenue has been earned: persuasive evidence of an arrangement exists, services have been provided, the price is fixed or determinable, and collectibility is reasonably assured.

We generate revenue by providing a broad range of availability services for all major computing platforms that help our customers maintain access to their critical data and systems. Customers may choose different levels of service from our portfolio of solutions encompassing “always ready” and “always on” availability services and consultative professional services. Revenue is recorded as the services are provided based on contractually stated amounts, which generally represent the fair value of each element. Most of our revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are incurred ratably over the contract period. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover the Company’s incremental costs of supporting customers during recoveries.

Revenue from fixed-fee professional services contracts is recorded based upon the estimated percentage of completion, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

Unbilled receivables are created when services are performed and revenue is recognized in advance of billings. Deferred revenue is typically created by the Company’s practice of billing 45 days in advance of performing the underlying services.

Cash and Equivalents

Cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and accounts receivable. By policy, the Company places its available cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by the relatively large number of customer accounts from multiple industries and reasonably short collection terms. Accounts receivable is stated at estimated net realizable value, which approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter.

Foreign Currency Translation

The functional currency of each of the Company’s foreign operations is the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from foreign currency translation are reflected in invested equity as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions which are transactions denominated in a currency other than the entity’s functional currency are included in the combined statements of income.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from twelve to nineteen years.

Based on amounts recorded at December 31, 2003, total estimated amortization of acquisition-related intangible assets during each of the years ended December 31 follows (in thousands):

2004	$19,775
2005	19,733
2006	18,719
2007	18,189
2008	18,189

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. When circumstances change or at least annually, the Company compares the carrying value of its reporting units to their estimated fair value. If the carrying value is greater than the respective estimated fair value the Company then determines if the goodwill is impaired and whether some or all of the goodwill should be written off as a charge to operations. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit.

Statement of Financial Accounting Standards Number 142, “Goodwill and Other Intangible Assets” (SFAS 142) addresses, among other things, how goodwill and other identifiable intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, goodwill amortization stopped on January 1, 2002, and there is no amortization of goodwill for acquisitions completed between July 1, 2001 and December 31, 2001. All but $6.0 million of the Company’s goodwill was created in connection with acquisitions after July 1, 2001, and accordingly, the impact of goodwill amortization included in the 2001 combined income statement is insignificant.

Changes in goodwill during the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 follow (in thousands):

Balances at December 31, 2001	$330,326
Acquisition of Guardian	245,138
Adjustments to CAS	(7,426)
Effect of foreign currency translation	16,947

Balances at December 31, 2002	584,985
Acquisition of remaining equity of South African operation	1,153
Adjustments to CAS and Guardian	(7,405)
Effect of foreign currency translation	39,415

Balances at December 31, 2003	618,148
Adjustments to Guardian	(1,533)
Effect of foreign currency translation	5,445

Balances at September 30, 2004 (unaudited)	$622,060

Other Assets

Other assets consist primarily of long-term receivables, prepayments and deposits. During 2001, the Company wrote off all of its U.S.-based $11.9 million minority-interest investment in a consulting business because of significant deterioration in the business and certain preferences granted to new third-party investors in the business.

Stock-Based Compensation

The Company participates in the stock option and award plans of SDS. SDS applies Accounting Principles Board Opinion Number 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its restricted stock awards and no expense has been recorded for its other stock-based plans. SFAS Number 123, “Accounting for Stock-Based Compensation,” as amended, changes the method for recognition of cost of stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is currently optional (see “Effect of Recent Accounting Pronouncements” below, however, the following supplemental information (in thousands) is provided for each of the years ended December 31 and each of the nine months ended September 30:

				(unaudited)
	Year ended December 31,			Nine months ended Sept. 30,
	2003	2002	2001	2004	2003
Net income, as reported	$161,005	$104,199	$60,107	$136,565	$110,878
Additional stock-based employee compensation costs under SFAS 123, net of tax	(10,995)	(9,764)	(5,721)	(9,563)	(8,592)

Pro forma net income	$150,010	$94,435	$54,386	$127,002	$102,286

The fair value of options granted using the Black-Scholes pricing model and related assumptions follow:

				(unaudited)
	Year ended December 31,			Nine months ended Sept. 30,
	2003	2002	2001	2004	2003
Weighted-average fair value on date of grant	$10.58	$16.33	$14.49	$15.18	$10.05
Ratio of weighted-average fair value to weighted- average market value on date of grant	52%	53%	53%	56%	52%
Assumptions used to calculate fair value:
Volatility	53%	52%	48%	49%	53%
Risk-free interest rate	3.1%	3.1%	4.7%	3.3%	3.0%
Expected term (1)	6 years	6 years	6 years	6 years	6 years
Dividends	zero	zero	zero	zero	zero

(1)	Nine and one-half years for unvested performance accelerated stock options.

This pro forma disclosure is not necessarily indicative of what the impact would be of applying SFAS 123 in future years. The above assumptions are based on SDS’ historical fair value calculations and are not necessarily indicative of what the Company’s assumptions would have been.

Income Taxes

Historically, certain of the Company’s operations have been included in SDS’ consolidated federal income tax returns. Foreign and certain state income tax returns are generally filed on a separate company basis. Income tax expense in the Company’s combined statements of income has been calculated on a separate tax return basis. The Company recognizes deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse.

Effect of Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued a new standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), “Share-Based Payment” (SFAS 123R), that requires companies to expense the value of employee stock options and similar awards. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally requires instead that such transactions be accounted for using a fair-value-based method. This accounting results in all options previously granted but not yet vested as of the effective date, July 1, 2005, plus all options issued subsequent to the effective date, being expensed over the vesting period of the option, and will result in significant non-cash compensation expense.

Interim Financial Information (Unaudited)

The condensed financial information as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its combined financial results of operations, financial position and cash flows. Results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year 2004 or any other future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
2003(1)
Revenue	$278,978	$281,559	$280,606	$294,995
Income before income taxes	50,595	65,795	74,122	86,332
Net income	29,425	38,265	43,188	50,127
2002(2)
Revenue	$227,786	$229,040	$273,070	$279,067
Income before income taxes	30,362	46,651	45,245	57,657
Net income	17,584	27,018	26,204	33,393

(1)	Includes merger costs and other acquisition-related items of $(4,476) during the fourth quarter ($(2,794) after tax). See Note 3.

(2)	Includes merger costs and other acquisition-related items of $1,677, $6,675 and $(141) during the first, third and fourth quarters, respectively ($1,023, $4,546 and $(107) after tax, respectively). See Note 3.

3. Acquisitions

The Company seeks to grow through both internal development and the acquisition of businesses that broaden or complement its existing product lines.

On July 1, 2002, the Company completed the acquisition of Guardian. Gross cash paid was $176.3 million and there was $240.0 million in goodwill recorded in connection with this acquisition.

On November 15, 2001, the Company completed the acquisition of CAS. Gross cash paid was $852.3 million, and there was $312.6 million of goodwill recorded in connection with this acquisition.

In connection with the integration of the Guardian business, the Company accrued as a cost of the acquisition and as part of goodwill approximately $34.2 million and $4.0 million for the estimated costs of closing Guardian facilities and terminating Guardian employees. The estimated costs for terminating certain of the Company’s employees and closing certain of the Company’s facilities, totaling $10.5 million, are included in merger costs during the year end December 31, 2002. The facilities accrual relates primarily to the remaining lease obligations of thirteen facilities. Such amounts will be paid over the remaining lease terms, which extend through March 2017, or until the facilities are sublet.

In connection with the integration of the CAS business, the Company accrued as a cost of the acquisition and as part of goodwill approximately $17.3 million for the estimated costs of closing CAS facilities and terminating CAS employees. The estimated costs for terminating certain of the Company’s employees and closing certain of the Company’s facilities, totaling $5.9 million, was included in merger costs during the year ended December 31, 2001. The Company terminated approximately 350 employees in late December 2001, and closed a total of fifteen facilities. The remaining facilities accrual relates primarily to the remaining lease obligations of the closed facilities. Such amounts will be paid over the remaining lease terms, which extend through 2005, or until the facilities are sublet.

Generally, all equipment located at closed facilities was relocated to other facilities, thereby improving the operational reliability and scope of services available to customers. Severance and facility closure accruals are included in other accrued expenses on the accompanying Combined Balance Sheets. The changes to these accruals follow (in thousands):

	Severance	Facilities	Total
Accrued at November 15, 2001 related to CAS acquisition	$12,878	$10,305	$23,183
Usage	(741)	—	(741)

Accrued at December 31, 2001	12,137	10,305	22,442
Changes in estimates	1,434	(2,042)	(608)
Usage	(13,571)	(2,593)	(16,164)

Accrued at June 30, 2002	—	5,670	5,670
Accrued at July 1, 2002 related to Guardian acquisition	4,268	44,474	48,742
Changes in estimates	549	(1,624)	(1,075)
Usage	(2,643)	(100)	(2,743)
Effect of foreign currency translation	121	1,763	1,884

Accrued at December 31, 2002	2,295	50,183	52,478
Changes in estimates	(79)	2,287	2,208
Usage	(2,186)	(35,381)	(37,567)
Effect of foreign currency translation	34	2,201	2,235

Accrued at December 31, 2003	64	19,290	19,354

Changes in estimates	—	(415)	(415)
Usage	(49)	(6,075)	(6,124)
Effect of foreign currency translation	(1)	293	292

Accrued at September 30, 2004 (unaudited)	$14	$13,093	$13,107

Usage in 2003 includes a gain of $6.6 million, which resulted from the sale of a non-operating owned facility which the Company expected to close as a result of the acquisition of Guardian. This gain is included in merger costs since this facility was owned by the Company before the Guardian acquisition. In addition, usage in 2003 includes $12.3 million related to a reserve established for a non-operating facility lease assumed in the Guardian acquisition. $6.1 million of the usage represents a payment for the settlement of the lease and $6.2 million of the usage represents a revision to the initial estimate and was recorded as a reduction to goodwill. The remaining facilities accrual relates primarily to nine remaining lease obligations, net of estimated sublease income. The leases expire between 2004 and 2015, unless terminated earlier.

If the facilities and severance accrual balance at September 30, 2004 is not needed, $12.4 million would result in a reduction to goodwill and $0.7 million would be recorded as a reversal of previously reported merger costs.

Pro Forma Financial Information

On July 1, 2002, the Company completed the acquisition of Guardian and on November 15, 2001, the Company acquired CAS. The following unaudited pro forma results of operations (in thousands) assume that these acquisitions occurred on January 1, 2001 and were included in the Company’s results from that date.

	2002	2001
Revenue	$1,084,536	$1,085,558
Net income	83,802	(87,823)

This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

Merger Costs

During 2003, the Company recorded a benefit of $4.5 million ($2.8 million after tax) from the reversal of previously recorded merger costs. This benefit includes a $6.6 million gain on sale of a non-operating owned facility, as described above, offset in part by $2.3 million of additional costs related to closing Guardian facilities.

During 2002, the Company recorded $9.2 million ($6.4 million after tax) for merger costs. These costs included $9.5 million in connection with closing facilities and severance costs incurred in the Guardian acquisition, and $0.9 million related to the Company’s share of merger costs associated with its equity interest in Guardian before the Company acquired 100% of the equity of Guardian, and were net of a $1.2 million reduction in expenses accrued in 2001 in connection with closing facilities and severance costs incurred in the CAS acquisition. Also during 2002, the Company recorded other income of $0.7 million (reported as interest income on the Combined Statement of Income) related to a $3.0 million gain on foreign currency purchased to fund the Guardian acquisition, offset in part by a $2.3 million loss representing the Company’s share of the net loss of Guardian during the period when the Company owned more than 20% but less than 50% of the equity of Guardian.

During 2001, the Company recorded $5.9 million ($3.5 million after tax) for merger costs in connection with closing facilities and severance costs incurred in the CAS acquisition.

Subsequent Event

On November 16, 2004, the Company signed an agreement to purchase the stock of Inflow, Inc. for approximately $182 million in cash. Inflow is a services provider which specializes in hosting third-party applications and providing network services. The Inflow acquisition is expected to close in the first quarter of 2005.

4. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2003	2002
Computer and telecommunications equipment	$520,459	$432,094
Leasehold improvements	225,140	185,872
Office furniture and equipment	93,520	75,205
Buildings and improvements	61,020	63,969
Construction in progress and other	26,970	20,747
Land	12,842	20,856

	939,951	798,743
Accumulated depreciation and amortization	(496,807)	(352,589)

	$443,144	$446,154

At December 31, 2003, total cost and accumulated depreciation of assets under capital leases, primarily computer and telecommunications equipment, were $25.4 million and $8.2 million, respectively.

5. Notes to Affiliated Company

At December 31, 2003, the Company had three promissory notes outstanding to SDS. One note is payable annually in eight remaining installments of $28.75 million through November 2011. A second note is due in one payment of $287.5 million on November 15, 2011. Both of these notes bear interest rates equal to the prime rate, adjusted at the beginning of each quarter. The third note bears interest at 8.25% and is due in one payment of $18.0 million on April 26, 2006. The effective interest rates for the years ended December 31, 2003 and 2002 were 4.1% and 4.7%, respectively. Interest expense was $38.6 million, $36.9 million, $6.3 million, $17.4 million and $27.2 million in the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, respectively.

At December 31, 2003, annual maturities of long-term debt during the next five years are as follows (in thousands):

2004	$28,750
2005	28,750
2006	46,783
2007	28,750
2008	28,750
Thereafter	361,144

522,927
Less current portion of notes to affiliated company	(28,750)

Long-term portion of notes to affiliated company	$494,177

During 2003, SDS converted $180.9 million of the notes used to fund the acquisition of Guardian to owner’s net investment.

Prior to completion of the distribution the Company expects that this balance will be converted to a combination of owner’s net investment and external debt in the form of a bank loan.

6. Stock Option and Award Plans

During 2003, 2002, and 2001 and in prior years, certain employees of the Company were granted stock options and other equity-based awards under SDS’ stock option and award plans. In addition, the Company’s employees were also eligible to participate in the SDS Employee Stock Purchase Plan (ESPP). The Company expects to establish employee stock option and employee stock purchase plans which will become effective after the distribution.

Employee Stock Purchase Plan

Under the terms of SDS’ ESPP, eligible employees may purchase a limited number of shares of SDS common stock each quarter through payroll deductions. The purchase price is 85% of the lower of the closing price of the SDS common stock on the first business day or the last business day of each calendar quarter. During 2003, 2002 and 2001, the Company’s employees purchased 0.3 million, 0.3 million and 0.2 million shares, respectively, at average purchase prices of $19.70, $20.13 and $19.30 per share, respectively.

Equity Incentive Plans

Under the terms of SDS’ Equity Incentive Plans, awards or options to purchase shares of SDS common stock may be granted to key employees. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the SDS common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule.

During 2003, 2002 and 2001, SDS performance accelerated stock options (PASOs) were awarded to the Company’s employees for an aggregate of 0.7 million, 0.4 million and 0.6 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a performance period at an exercise price equal to the fair value of SDS’ common stock on the date of grant, with a term of ten years beginning on the date of grant. PASOs generally vest nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met during the performance period and the recipient of the PASO award is still employed by SDS. During 2003, vesting for approximately 0.3 million PASO awards was accelerated based on a three-year performance goal. Also during 2003, vesting for approximately 0.4 million PASO awards was accelerated based on a one-year performance goal. During 2002 and 2001, vesting for approximately 0.2 million and 0.1 million PASO awards, respectively, was accelerated.

Presented below is a summary of the status of the SDS stock options held by employees of the Company during each period presented, and the related transactions for 2003, 2002 and 2001. The stock option activity is not necessarily indicative of what the activity would have been had the Company been a separate stand-alone company during the periods presented or what the activity may be in the future. All amounts before June 2001 are adjusted for the June 2001 SDS two-for-one common stock split:

	Shares (in thousands)	Weighted- average Price
Balances at December 31, 2000	3,767	$14.16
Canceled	(351)	18.27
Granted	1,932	27.53
Exercised	(836)	6.98

Balances at December 31, 2001	4,512	20.89
Canceled	(251)	28.46
Granted	2,052	31.07
Exercised	(249)	12.01

Balances at December 31, 2002	6,064	24.36
Canceled	(362)	26.34
Granted	1,192	20.26
Exercised	(560)	15.23

Balances at December 31, 2003	6,334	24.29

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable
	Number of Options (in thousands)	Weighted-average		Number of Options (in thousands)	Weighted-average Exercise Price
Range of Exercise Prices		Remaining Life (years)	Exercise Price
$5.01 to $10.00	71	2.2	$9.13	71	$9.13
$10.01 to $15.00	168	5.8	12.25	113	12.05
$15.01 to $20.00	2,403	7.1	19.07	1,079	18.47
$20.01 to $25.00	526	7.7	23.33	249	23.49
$25.01 to $30.00	1,770	7.7	27.81	440	27.69
$30.01 to $32.81	1,396	8.2	32.81	225	32.81

7. Savings Plans

The majority of the Company’s employees are eligible to participate in savings plans sponsored by SDS. These plans generally provide that employee contributions are matched with cash contributions by SDS subject to certain limitations including a limitation on SDS’s contributions to 4% of the employee’s compensation. Total expense under these plans aggregated $7.3 million, $6.1 million and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

8. Income Taxes

The provision for income taxes for each of the years ended December 31 consisted of the following (in thousands):

	2003	2002	2001
Current:
Federal	$57,192	$46,906	$40,508
State	19,979	14,496	10,394
Foreign	11,220	(1,638)	269

	88,391	59,764	51,171

Deferred:
Federal	16,944	10,495	(7,191)
State	3,002	1,060	(511)
Foreign	7,502	4,397	(170)

	27,448	15,952	(7,872)

	$115,839	$75,716	$43,299

The source of income (loss) before income taxes for each of the years ended December 31 consisted of the following (in thousands):

	2003	2002	2001
U.S. operations	$220,444	$167,244	$103,891
Foreign operations	56,400	12,671	(485)

	$276,844	$179,915	$103,406

Differences between income tax expense at the U.S. federal statutory income tax rate and the Company’s effective income tax rate for each of the years ended December 31 were as follows (in thousands):

	2003	2002	2001
Tax at federal statutory rate	$96,896	$62,970	$36,192
State income taxes, net of federal benefit	15,987	10,481	6,246
Nondeductible merger costs	—	1,108	—
Nondeductible meals and entertainment	818	544	599
Foreign taxes	2,138	613	262

	$115,839	$75,716	$43,299

Effective income tax rate	41.8%	42.1%	41.9%

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

	2003	2002
Current:
Trade receivables	$12,950	$10,686
Accrued compensation and benefits	407	3,029
Other accrued expenses	7,306	16,912

Total current deferred income tax asset	$20,663	$30,627

Long-term:
Property and equipment	$1,800	$11,234
Intangible assets	(39,969)	(26,466)
Net operating loss carry-forwards	7,865	9,285
Long-term incentive plan	1,416	—

Total long-term deferred income tax liability	(28,888)	(5,947)
Valuation allowance	(7,524)	(7,847)

Net long-term deferred income tax liability	$(36,412)	$(13,794)

A valuation allowance for deferred income tax assets associated with certain net operating loss carry-forwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carry-forwards of European subsidiaries total $21.5 million and $29.6 million at December 31, 2003 and 2002, respectively, and have various expiration dates beginning in 2010. Net operating loss carry-forwards totaling $9.7 million in each year relate to pre-acquisition periods of acquired companies. The benefit of utilizing these net operating losses, if any, will be recorded as a reduction of goodwill.

9. Segment Information

The Company operates in two geographic segments, each providing availability services to information-dependent enterprises of all types to ensure the continuity of their business, but serving different geographic markets. The Company provides a continuum of availability services for all major computing platforms that help customers maintain access to their critical data and systems. Customers may choose different levels of service from the Company’s portfolio of solutions encompassing “always ready” and “always on” availability services and consultative professional services. The Company serves more than 10,000 customers, primarily in North America and Europe.

Operating results and certain asset information for each segment for each of the nine-month periods ended and years ended follow (in thousands):

September 30, 2004 (unaudited)	North America	Europe	Corporate Administration		Combined Total
Revenue	$651,821	$214,497	$—		$866,318
Depreciation and amortization	78,257	39,630	—		117,887
Operating income	224,495	34,548	(8,053	)(1)	250,990
Cash paid for property, equipment, software and other assets	81,045	32,875	—		113,920

September 30, 2003 (unaudited)	North America	Europe	Corporate Administration		Combined Total
Revenue	$643,442	$197,701	$—		$841,143
Depreciation and amortization	93,155	38,649	—		131,804
Operating income	192,450	33,058	(8,339	)(1)	217,169
Cash paid for property, equipment, software and other assets	78,210	34,706	—		112,916

December 31, 2003	North America	Europe	Corporate Administration		Combined Total
Revenue	$866,210	$269,928	$—		$1,136,138
Depreciation and amortization	121,477	50,572	—		172,049
Operating income	267,454	53,571	(6,643	)(1)	314,382
Goodwill	268,573	349,575	—		618,148
Total assets	1,081,146	658,067	—		1,739,213
Cash paid for property, equipment, software and other assets	93,975	48,513	—		142,488

December 31, 2002	North America	Europe	Corporate Administration		Combined Total
Revenue	$838,151	$170,812	$—		$1,008,963
Depreciation and amortization	128,038	32,207	—		160,245
Operating income	211,421	23,573	(19,724	)(1)	215,270
Goodwill	270,402	314,583	—		584,985
Total assets	1,370,471	422,318	—		1,792,789
Cash paid for property, equipment, software and other assets	51,583	31,410	—		82,993

December 31, 2001	North America	Europe	Corporate Administration		Combined Total
Revenue	$473,227	$9,695	$—		$482,922
Depreciation and amortization	58,441	1,608	—		60,049
Operating income	131,100	87	(11,894	)(1)	119,293
Goodwill	330,326	—	—		330,326
Total assets	1,555,486	91,496	—		1,646,982
Cash paid for property, equipment, software and other assets	39,691	21,624	—		61,315

(1)	Includes allocated corporate administrative expenses and merger costs.

The Company’s revenue by customer location for each of the years ended December 31 follows (in thousands):

	2003	2002	2001
United States	$850,538	$822,390	$462,714
United Kingdom	202,280	129,078	—
Other	83,320	57,495	20,208

	$1,136,138	$1,008,963	$482,922

The Company’s property and equipment by geographic location for each of the years ended December 31 follows (in thousands):

	2003	2002
United States	$279,447	$289,591
United Kingdom	118,824	115,397
Other	44,873	41,166

	$443,144	$446,154

10. Commitments, Contingencies and Guarantees

The Company leases a substantial portion of its computer equipment and facilities under operating and capital leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year and capital lease obligations at December 31, 2003 follow (in thousands):

	Operating leases	Capital leases
2004	$91,933	$7,280
2005	73,279	4,973
2006	53,955	2,140
2007	46,291	1,079
2008	33,097	1,027
Thereafter	154,442	720

	$452,997	$17,219

The current portion of capital lease obligations is included in accounts payable. Rent expense under operating leases aggregated $93.3 million, $73.0 million and $54.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had outstanding letters of credit and bid bonds of $10.4 million, issued primarily as security for performance under certain customer contracts.

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to the Company’s business or financial results. The Company’s customer contracts generally include mutual indemnification for breach of contract, negligence and willful misconduct. Liabilities in connection with such obligations have not been material.

11. Transactions with SDS

After the distribution of our common stock, the Company and SDS will operate independently of each other as separate public companies. The Company plans to enter into a separation and distribution agreement with SDS that, together with other ancillary agreements, will facilitate our spin-off from SDS. These agreements will also govern our relationship with SDS subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material ancillary agreements include: a transition services agreement; an employee matters agreement; an intellectual property assignment and license agreement; and a tax-sharing and indemnification agreement.